

BANK of the OZARKS®, Inc.

2003 Annual Report



Table of Contents

This report contains forward-looking statements and reflects management's current views of future economic circumstances, industry conditions, Company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to materially differ from anticipated results and expectations expressed in such forward-looking statements. A description of certain factors which may affect operating results may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-Looking Information" contained elsewhere in this report.

All scenic photographs from Bank of the Ozarks' trade area.


Net Income (Millions)
Earnings Per Share (Diluted)
$4.5
$0.35
$5.6
$0.37
$6.6
$0.44
$6.0
$0.40
$9.0
$0.59
$14.4
$0.92
$20.2
$1.24
1997
1998
1999
2000
2001
2002
2003

Over the past six years we have achieved compounded annual growth rates of 28.3% in net income and 23.5% in diluted earnings per share.

A Message to Shareholders

2003 was another excellent year for Bank of the Ozarks, Inc. Returns on average assets and average stockholders' equity were 1.69% and 23.63%, respectively. During the year loans and leases increased $191 million, or 26.6%, and deposits increased $272 million, or 34.4%. Even excluding the $41 million in loans and $50 million in deposits acquired in our June 2003 acquisition of RVB Bancshares, Inc., loans and leases grew $150 million, or 20.9%, and deposits grew $222 million, or 28.1%. Our total assets were $1.387 billion at year-end, a 33.8% increase from $1.036 billion at year-end 2002. Revenue growth was strong as net interest income, deposit account service charges, mortgage income and trust income all set new records for the year. Our efficiency ratio of 47.5% for the year was excellent even though we incurred the costs of adding eight banking offices and two loan production offices. Asset quality measures were favorable throughout the year, despite the fact that the acquisition of RVB Bancshares, Inc. contributed to a moderate increase in our level of non-performing loans and leases and non-performing assets.

Net income and earnings per share increased to new records in each quarter of 2003. We have now reported record net income and earnings per share in 12 consecutive quarters. From a longer term perspective we have achieved record net income in 26 of the past 28 quarters. This performance reflects our commitment to deliver long-term shareholder value.

2003 was another excellent year for shareholders as our share price responded favorably to our positive performance. As the Company's largest shareholder I was very pleased with the 2003 results, and I am even more pleased with our long-term stock performance. If you purchased our shares on July 18, 1997, the day after our initial public offering, held them through 2003 (approximately 6.5 years) and reinvested your dividends in Company shares, your total return was 475%, or 31.1% compounded annually.

This favorable performance has allowed the Company to declare two-for-one stock splits in each of the past two years. These splits were effective on June 17, 2002 and December 10, 2003. All share and per share information contained in this report has been adjusted to give effect to these stock splits.

Our 2003 results were great. But at Bank of the Ozarks our focus is on the future and on long-term performance. I believe 2003 was a very successful year from a long-term perspective. During the year we continued to grow and expand our network of offices, build our management team, expand our product offerings and take other steps which we believe position our Company for continued success in the future.

I want to call your attention to other articles in this year's report. For the past nine years, we have been pursuing a growth and *de novo* branching strategy, and we expect to continue this strategy in the future. The details of this strategy, past and present, and our exciting plans for the future are discussed in a special article on "*Growth and De Novo Branching*" which starts on page eight. The success of our Company is dependent on our people and we are blessed with an excellent corps of senior officers. Bank of the Ozarks is definitely not a one-man show, as we aptly demonstrate in "*Profiles*" starting on page eleven. We believe these special articles will help you better understand our Company, our business strategy and our prospects.

Now I want to summarize some of the many highlights of 2003 and discuss a few of our goals and expectations for the future.

Record Earnings

Our 2003 net income totaled $20.2 million, a 40.2% increase over 2002's record net income. Diluted earnings per share were $1.24, a 34.8% increase over 2002's record diluted earnings per share. We maintained strong earnings momentum throughout 2003, as earnings per share jumped from $0.26 in the fourth quarter of 2002, to $0.28, $0.30, $0.32 and $0.34, respectively, in each succeeding quarter of 2003. Over the past six years we have achieved compounded annual growth rates of 28.3% in net income and 23.5% in diluted earnings per share. As shown in the graph on the top of the previous page, our growth and *de novo* branching strategy has produced excellent earnings growth.

Growth and Expansion

We have added new offices in each of the last ten years. In fact in 2003 we added more new offices than ever before, increasing our total number of offices by 29%. At year-end we had 41 banking offices serving 26 communities in 16 Arkansas counties and three loan production offices in Charlotte, North Carolina and Frisco and Dallas, Texas.

We believe the offices added in 2003 are important elements in achieving our goals of strong loan, deposit and revenue growth in the future. While opening so many offices in 2003 significantly increased our non-interest expense, we view this increase as an important investment in future earnings growth. In deciding how many offices to open in a year, we routinely engage in a balancing act, asking ourselves, "How many offices can we open this year to optimize future revenue growth, while still achieving our desired short-term results for shareholders?" Once again we hit a good balance in 2003 as we achieved returns on average assets and average stockholders' equity of 1.69% and 23.63%, respectively, while adding a total of ten new banking and loan production offices.

Based on our strong financial performance in 2003, we expect to add approximately eight new banking offices in Arkansas in 2004, and we may also seek to convert some or all of our three loan production offices into full-service banking offices. Of course the opening of new offices and the conversion of existing loan production offices to full-service banking offices are subject to many conditions and contingencies, including the availability of suitable sites, ability to hire qualified personnel, obtaining regulatory approvals and many others factors.


Loans & Leases (Millions)
$275
$388
$467
$511
$616
$718
$909
12/97
12/98
12/99
12/00
12/01
12/02
12/03

Over the past six years our loans and leases have grown at a compounded annual rate of 22.1%.

Loan and Lease Growth and Asset Quality

Quality loan and lease growth continues to be one of our key goals. Our lenders did an excellent job in 2003, increasing loans and leases by a record $191 million, or 26.6%. During the year we continued to add a number of experienced lenders both in the new markets we entered and in our existing markets. The capabilities of our lending team were reflected both in the favorable loan growth achieved this past year, and also in our good net interest margin and asset quality results.

In 2003 we also added two new credit products—our PrimeAccess home equity line of credit and leasing services. While these contributed only modestly to 2003 loan and lease growth, we think these new credit products will be good contributors to future growth.

Maintaining good asset quality has always been an important focus for us. In 2003 our lending and credit team once again did a great job. Our nonperforming loans and leases as a percentage of total loans and leases were 0.47% as of December 31, 2003, and our nonperforming assets as a percentage of total assets were 0.36%. While these ratios were moderately higher compared to year-end 2002, we saw improvement in these ratios in the last two quarters of 2003 as we continued our efforts to bring the RVB Bancshares, Inc. portfolio, which we acquired in June 2003, into conformity with our underwriting and credit administration standards. Our ratio of loans and leases past due 30 days or more, including past due non-accrual loans and leases, as a percentage of total loans and leases was just 0.77% at year-end 2003.

Perhaps the ultimate measure of asset quality is net loan and lease charge-offs. In 2003 our net loan and lease charge-offs were 0.20% of average outstanding loans and leases. This is our best net charge-off ratio in the past six years, and it reflects a slight improvement from our five-year average charge-off ratio of 0.26% and our ten-year average charge-off ratio of 0.22%. As shown in the graph on this page, our net charge-off ratio has consistently compared very favorably to the ratio for all FDIC insured financial institutions as a group.

In 2003 our allowance for loan and lease losses increased $2.9 million to $13.8 million, which was 1.52% of total loans and leases. This increase was primarily due to the excellent loan and lease growth achieved in 2003. At December 31, 2003, our allowance for loan and lease losses was a very favorable 326% of our total nonperforming loans and leases.

All of these ratios reflect our strong loan and lease underwriting and servicing culture. One of the keys to implementing our growth strategy is achieving excellent loan and lease growth while maintaining an unwavering commitment to asset quality.

Deposit Growth

Deposit growth is another of our key goals. Our staff did a great job in 2003, increasing deposits a record $272 million, or 34.4%. Not only were we satisfied with the volume of deposit growth in 2003, but we were pleased to have maintained a favorable mix of deposits.

Increasing core deposit accounts, specifically checking, savings and money market deposits, while reducing our proportion of higher costing

Nonperforming Assets/ Total Assets


0.24%
0.50%
0.53%
0.42%
0.28%
0.24%
0.36%
12/97 12/98 12/99 12/00 12/01 12/02 12/03

Loans & Leases Past Due 30 Days Or More/Total Loans and Leases


1.25%
2.07%
1.23%
0.88%
0.72%
0.75%
0.77%
12/97 12/98 12/99 12/00 12/01 12/02 12/03

Charge-Off Ratios


FDIC Insured Financial Institutions
Bank of the Ozarks, Inc.
0.57%
0.17%
0.59%
0.33%
0.53%
0.26%
0.59%
0.36%
0.83%
0.24%
0.97%
0.22%
0.80%*
0.20%
1997 1998 1999 2000 2001 2002 2003*

Source: Data from the FDIC Quarterly Banking Profile for 2Q03.
*FDIC data for 2003 is annualized June 30, 2003 data.

Maintaining good asset quality has always been an important focus for us.

Deposits (Millions)


$296
$529
$596
$678
$678
$790
$1,062
12/97 12/98 12/99 12/00 12/01 12/02 12/03

Over the past six years our deposits have grown at a compounded annual rate of 23.7%.

CD deposits, has been one of our important goals for the past three years. This was intended to reduce our cost of funds, increase service charge revenue and reduce interest rate risk. To achieve this goal, we have focused much of our marketing efforts on core products, redirected the focus of our sales staff to core products, and implemented various product changes and additions. As shown in the pie charts on this page, our deposit mix has significantly improved in the past three years and a favorable mix was maintained in 2003 even as we achieved very robust deposit growth.

In selected markets in 2001, we introduced MaxYield® Checking, an account designed to compete with the very best transaction accounts offered by the brokerage industry, while requiring a lower minimum balance and providing the other benefits of an interest-bearing checking account. Over the last two years we have continued to introduce this product in additional markets. In the fourth quarter of 2003, we introduced it in most of our remaining markets with very favorable initial results. This successful product, along with our Free Checking product, our Bounce Proof Security™ product introduced in 2002 and our Bonus Checking account introduced in 2003, is part of our comprehensive offering of deposit products which also includes On-Line Banking and a broad array of cash management services. We believe these products, combined with our dedication to quality personal service, will allow us to continue to achieve good core deposit growth among consumer, business and public funds customers.

Net Interest Income and Net Interest Margin

Strong loan and deposit growth, a favorable earning asset mix and a favorable deposit mix, all contributed to record net interest income in each quarter of 2003. In fact we have now achieved 11 consecutive quarters of record net interest income. Net interest income was $48.8 million in 2003, an increase of 22.4% from 2002. Net interest margin, on a fully taxable equivalent basis, was 4.52% in 2003, a decrease of 17 basis points from 4.69% in 2002. The extraordinarily low level of interest rates, a high level of prepayments in our loan and securities portfolios, the increase in variable rate loans as a percentage of our total loans, and our issuance of $28 million of trust preferred securities ("TPS") in September 2003, all contributed to a moderate decrease in our net interest margin in 2003 compared to 2002.

Deposits (Millions)


Time Deposits
$499.5
Non-Interest
Checking
$64.6
Interest
Checking
$58.9
Savings
& Money
Market
$54.7
12/31/00


Time Deposits
$559.0
Non-Interest
Checking
$106.6
Interest
Checking
$317.4
Savings
& Money
Market
$79.1
12/31/03

Over the past three years aggregate checking, savings and money market deposits have grown from 26.3% of total deposits to 47.4%, while CDs have declined from 73.7% of total deposits to 52.6%.

Net interest income continues to be our primary revenue source, accounting for 73.7% of 2003 revenue. Accordingly maximizing net interest income, while maintaining an acceptable net interest margin, is a key goal. To achieve this goal we want to continue to achieve strong loan and lease growth, while maintaining excellent asset quality. We hope to achieve growth sufficient to maintain our loan and lease to deposit ratio within our target range of 85% to 95%. We also want to continue to achieve a favorable cost of funds, in part by maintaining a favorable deposit mix.

We hope that our net interest margin will benefit from the expected prepayment of $17.3 million of 9% TPS which were issued in 1997 and may be prepaid on or after June 18, 2004. While we will probably not make a final decision on this prepayment until mid-May 2004, it is likely that we will prepay these TPS either late in the second quarter or early in the third quarter of 2004. This prepayment would result in a pretax charge for approximately $852,000 of unamortized debt issuance costs. Assuming a 2% cost of funds, it would take only about 8.5 months for this prepayment to generate interest cost savings in an amount equal to the debt issuance charge. Accordingly we feel this action could be very beneficial to operating results in 2005 and later years.

Net Interest Income (Millions)



$14.5
$18.4
$22.9
$22.0
$28.1
$39.8
$48.8
1997
1998
1999
2000
2001
2002
2003

We have now achieved 11 consecutive quarters of record net interest income.

Non-Interest Income

In recent years we have sought to grow and diversify our sources of non-interest income. In 2003 non-interest income increased 48.8% and was an important contributor to earnings growth. For the full year of 2003, non-interest income accounted for a record 26.3% of our total revenue, a 360 basis point improvement from 22.7% in 2002. This was primarily a result of record income from deposit account service charges, mortgage and trust and the effect of a full year's income from bank owned life insurance purchased in late 2002.

Non-Interest Income (Millions)



$2.9
$5.0
$5.2
$5.6
$7.4
$11.7
$17.4
1997
1998
1999
2000
2001
2002
2003

Over the past six years our non-interest income has grown at a compounded annual rate of 34.6%.

Deposit account service charges are our primary source of non-interest income and have shown good growth in recent years. This improvement has come primarily from an increasing number of core deposit customers and offering new products and services. Over the past six years deposit account service charge income has grown at a 41.7% compounded annual rate. We expect deposit account service charge income to grow in the

Service Charge Income
(Millions)



$1.0
$1.4
$2.5
$3.4
$3.8
$6.9
$7.8
1997
1998
1999
2000
2001
2002
2003

Deposit account service charge income has grown at a compounded annual rate of 41.7% over the past six years.

future, as we hope to continue to add large numbers of new core deposit account customers and implement increases in charges as competitive conditions permit. Our goal is to grow deposit account service charge income in 2004 at a rate equal to or exceeding our deposit growth rate.

Mortgage income, which has been our second largest source of non-interest income in recent years, was extremely strong in 2003 as we benefited from a high level of mortgage refinancing and a healthy home purchase market. Of course mortgage lending income is dependent on interest rate levels and the volume of activity in the housing market. These factors will cause this category of revenue to be both volatile and cyclical. However this is an area in which we feel we have a strong competence, and we believe we can grow this business in the future. While mortgage income will almost certainly be much lower in 2004 compared to the high levels of 2003, our goal is to continue to increase our market share in this business over time. We expect to do this by expanding our corps of originators in existing markets and by expanding into new markets.



Mortgage Lending Income
(Millions)
$0.6
$2.1
$1.3
$0.8
$1.9
$2.9
$5.5
1997
1998
1999
2000
2001
2002
2003

In the past six years mortgage lending income has grown at a compounded annual rate of 46.3%.

In 2003 we also achieved a record level of trust income, posting a 114.8% increase from 2002. This increase was attributable to our addition of new trust customers and a high level of Arkansas municipal bond issuance which resulted in us being named trustee on a number of new bond issues. Many school districts and other governmental entities in Arkansas took advantage of 2003's low interest rate environment to issue new debt and refinance old debt.



Trust Income
(Thousands)
$274
$335
$479
$592
$604
$728
$1,564
1997
1998
1999
2000
2001
2002
2003

For the past six years trust income has grown at a compounded annual rate of 33.7%.

These favorable conditions were very good for our corporate trust business. While the corporate trust business may not be as good in 2004 as in 2003, we hope to grow this and other aspects of our trust business over the long term.

Non-Interest Expense and Efficiency

Achieving an efficiency ratio below 50% has been one of our long-term objectives. We have now done this in each of our last two years with our 2003 efficiency ratio improving 40 basis points to 47.5% compared to 47.9% in 2002. Although our non-interest expenses grew 28.4% in 2003, revenue grew slightly faster allowing for the further improvement in our efficiency ratio.



Efficiency Ratio
52.6%
58.9%
58.2%
59.1%
52.5%
47.9%
47.5%
1997
1998
1999
2000
2001
2002
2003

Our goal is to achieve at least $2 of revenue growth for each $1 of overhead growth, thereby maintaining our efficiency ratio below 50%.

Of course the majority of our growth in non-interest expenses in 2003 was a result of our 29% increase in number of offices. Our growth and *de novo* branching strategy necessarily entails growth in overhead as we routinely add new offices and staff. Our goal is to utilize these resources well so we achieve an even faster rate of revenue growth. The continued improvement in our efficiency ratio in 2002 and 2003 demonstrates our accomplishment of this goal.

A Business Model That Works

Our continued success comes from the effective implementation of our growth and *de novo* branching strategy which we first implemented in 1994. Successful implementation of this strategy requires that we hire talented and experienced bankers, place them in prime locations in good markets and arm them with products and services that enjoy a competitive advantage. Over the past nine years we have proven that this strategy works.

While there are many important elements to successful implementation of this strategy, the key element is providing a competitive advantage. We do this by providing our customers a compelling combination of products, great service and relationships with our bankers. Our customers want many of the products and services the "big" banks offer, but they also desire the friendly, personal service of a "hometown" bank and a personal relationship with their bankers. We have the products and services we need to compete with the big banks, but more importantly we are deeply committed to providing exceptional service and personal relationships to every customer. Our customers, both small and large, are our future and we will keep that truth clearly in focus.

2004 and Beyond

We are very pleased with our 2003 results, and we are excited as we look ahead to 2004 and beyond. After reporting 12 consecutive quarters of record net income and earnings per share, it is tempting to just enjoy the view in the rear-view mirror. However our goals lie ahead and our focus is clearly on the future. We have a lot to celebrate, but we have far more to accomplish. We believe our best opportunities are yet to come.



Our entire team worked very hard to achieve our 2003 results and we will continue to work hard. We want to make sure that Bank of the Ozarks continues to be "The Right Bank at the Right Time" for all our customers no matter where they are located.

George Gleason
Chairman and Chief Executive Officer


Net Income (Millions)
Earnings Per Share (Diluted)
$2.2
$2.3
$2.6
$3.1
$3.4
$3.7
$4.2
$4.5
$4.8
$5.3
$5.6
$0.146
$0.15
$0.17
$0.20
$0.22
$0.23
$0.26
$0.28
$0.30
$0.32
$0.34
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

We have now achieved record net income in 12 consecutive quarters and in 26 of the past 28 quarters.

Growth and *De Novo* Branching

In November 1994 we launched our growth and *de novo* branching strategy by opening the first of our *de novo* branches in Clarksville, Arkansas. We have opened new offices in each subsequent year, including our record eight new banking offices and two new loan production offices in 2003. In the past 9 1/4 years, we have added a total of 36 *de novo* branches and three loan production offices, expanding from just five original offices. As of year-end 2003, our total office count stood at 44, including 41 banking offices serving 26 communities in 16 Arkansas counties and our three loan production offices in Charlotte, North Carolina and Frisco and Dallas, Texas.

This strategy has given us a constant progression of new offices, which has delivered great growth in loans, deposits and net income over the past nine years. From 1994 through 2003, the nine full years in which we have been pursuing our growth and *de novo* branching strategy, we have achieved compounded annual growths rates for loans and leases, deposits and net income of 26.1%, 24.4% and 23.8%, respectively. This strategy has produced great results.

We believe that only about seven of our 44 total offices are operating at substantially full capacity. That means we have approximately 37 other offices, or about 84% of our total offices, which we expect will grow, on average, at double digit growth rates for some time. Our weighted average deposit market share in the 16 counties in which we currently operate is only 6.51%, and our long-term goal is to increase our weighted average market share in those counties to between 15% and 18%. Our goal is to do this while adding only about 18 new banking offices, or just 44% more offices, in those counties. Hopefully you can see why we believe we can produce good

With 36 of our 41 banking offices opened in the last 9 1/4 years, we have substantial capacity for growth.

New Banking Offices



Clarksville Main St.
Marshall
Clarksville Rogers Avenue
Van Buren
Harrison North
Mulberry
Paris
Alma
Bellefonte
Little Rock Chester
Little Rock* Rodney Parham
Little Rock Chenal
Fort Smith Rogers Avenue
Little Rock Cantrell
North Little Rock Indian Hills
Harrison Downtown
Clinton
North Little Rock North Hills
Yellville
Bryant Wal-Mart
Fort Smith* Zero St.
Little Rock Otter Creek
Lonoke
Maumelle
Conway Downtown
Conway North
Hot Springs Village
Little Rock Cantrell West
Conway Prince & Salem
Bryant Hwy.5
Cabot
Little Rock Taylor Loop
Russellville*
Fort Smith Phoenix
Benton
Mountain Home
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Chart reflects only full-service banking offices and does not include loan production offices opened in Charlotte, North Carolina in 2001 and Frisco and Dallas, Texas in 2003.
*Acquired in acquisition of RVB Bankshares, Inc.

growth for years to come from our existing offices and existing markets.

But our growth and *de novo* branching strategy is by no means limited to these 16 counties. In the last quarter of 2003, we conducted a detailed analysis of data on all 75 counties in Arkansas. The purpose of this analysis was to update and refine our plans for future branches. We ranked every county by total deposits, deposit growth rate, deposits per bank, deposits per branch, 2000 population, population growth rate from 1990 to 2000, and 1999 per capita income. After narrowing our field of possible target counties, we then looked at data for each community within each target county. In addition to economic data, we evaluated various characteristics of each financial institution in each target market, including their market share and recent trends.

As a result of this analysis, we reached several conclusions. First, we believe that we need approximately 18 additional offices in our current 16 counties to achieve optimal market share. In our view "optimal market share" does not necessarily mean the number one or even number two shares in a market. We believe that often it requires too many branches, too much marketing or too aggressive pricing to get the number one or number two market share. We believe that in many cases we can produce a better return for shareholders by settling for a lower market share. For example, if we can get an 18% market share with three branches and moderate marketing and moderate pricing, we would be wasting shareholder money if we deployed four branches and used aggressive marketing and aggressive pricing to obtain a 20% share. We believe there is an optimal market share for each market, and to a great extent this depends on the competitive make-up of that market. Pursuing a share above this optimal market share is counter-productive for shareholders, if the same investment could produce a better return in another market. We think we can achieve our optimal market share in our current



Mtn. Home
Yellville
Harrison (2)
62
W. Grove
Bellefonte
Jasper
Marshall
540
7
65
Alma
Ozark (2)
Clarksville (2)
Clinton
40
Altus
Mulberry
VanBuren
Russellville
Ft. Smith (3)
Paris
Conway (3)
Sherwood
No. Little Rock (2)
67 167
Maumelle
Cabot
10
9
Hot Springs Village
Bryant (2)
Lonoke
5
Little Rock (7)
Benton
30
Arkansas Counties
BANK of the OZARKS
● Current Offices
○ Under Development
▭ Current Counties

markets with approximately 18 more offices, which we expect to open over the next five years, and primarily in 2004, 2005 and, to a lesser extent, in 2006.

Second, we have identified eight other Arkansas counties in which we believe we can expand with *de novo* branches and achieve optimal results for our shareholders. In total we expect to add approximately 24 branches in these eight counties. Of these 24 planned branches, 19 are expected to be located in the four larger targeted counties and only five are expected to be located in the other four targeted counties. We expect to add these 24 branches over the next five years, and primarily in 2006, 2007, 2008 and early 2009.

Third, there are 51 other Arkansas counties in which we do not currently feel we can achieve optimum returns through *de novo* branch expansion. We may eventually enter some of those markets through acquisition if suitable opportunities arise. In addition, growth in these markets, changes in competitive conditions in these markets and other factors may suggest that further *de novo* expansion is appropriate in the future.

Fourth, based on our expectation that we can complete most, if not all, of our Arkansas branch expansion by early 2009, we realize it is time to begin testing our *de novo* branching strategy in other states. With our three loan production offices already giving us limited exposure to the Charlotte, North Carolina and metro-Dallas, Texas markets, those markets are the logical starting point. Accordingly in 2004, or shortly thereafter, we hope to acquire charters in both states and relocate and convert some or all of our existing loan offices to full-service branches. We then hope to add a total of one to three new offices per year in these states over the next five years. Starting in 2009 we expect to focus primarily on branch expansion outside Arkansas.

While we have achieved excellent results in the 16 counties in which we currently operate, we believe our planned additional markets, both within and outside Arkansas, provide, on average, even more favorable opportunities. In addition to continuation of our proven *de novo* branching strategy, we will continue to evaluate opportunities to augment this strategy with appropriate acquisitions.





Profiles


George Gleason

George Gleason

Chairman and Chief Executive Officer

George Gleason has led the Company and its predecessors for 25 years. In 1979, at age 25, he purchased controlling interest in the $28 million Bank of Ozark in Ozark, Arkansas, which has evolved into today's Bank of the Ozarks, Inc. In 1994 he designed and launched the Company's successful growth and *de novo* branching strategy. As the architect of this strategy, Mr. Gleason has led the Company's ten-year expansion from five banking offices to a total of 41 banking offices in Arkansas and three loan production offices in Charlotte, North Carolina and Frisco and Dallas, Texas. He has transformed the Company from a small, but successful, banking organization serving several rural Arkansas markets, into one of Arkansas' fastest growing and most successful financial service organizations with locations throughout northern, western and central Arkansas, including some of the state's largest and fastest growing markets. Mr. Gleason holds a Bachelor of Arts in Business and Economics from Hendrix College and a Juris Doctorate from the University of Arkansas.


Mark Ross

Mark Ross

Vice Chairman, President and Chief Operating Officer

Mark Ross joined the Company in 1980. Over the past 24 years, Mr. Ross has served in several key positions, becoming President in 1986, joining the board of directors in 1992, and adding the responsibilities of Vice Chairman and Chief Operating Officer to his duties as President in 2002. While Mr. Gleason serves as the Company's chief strategist and oversees its loan and investment functions, Mr. Ross is primarily responsible for oversight of the operational and administrative aspects of the Company. Mr. Ross has led the Company's introduction of many new products and services, including debit cards, Bounce Proof Security™, MaxYield Checking®, Bonus Checking, On-Line Banking and check imaging. While Mr. Gleason and Mr. Ross each provide an adequate back-up for the other, the joint leadership of these two has been a key to the Company's excellent asset quality, margins and operating efficiency over the past decade, even as it has achieved rapid growth and expansion. Mr. Ross holds a Bachelor of Arts in Business Administration from Hendrix College.


Paul Moore

Paul Moore

Chief Financial Officer

Paul Moore joined the Company as Chief Financial Officer in 1995 and oversees all accounting, tax, financial reporting and regulatory reporting functions for the Company. He previously served as the Company's Treasurer from 1983 to 1988. Mr. Moore has been a Certified Public Accountant for 25 years and holds a Bachelor of Science in Business Administration from the University of Arkansas. Apart from his service with the Company, Mr. Moore has served as Secretary, Treasurer, Controller and/or Director for a number of privately held companies with interests in real estate, agriculture and banking.


Jean Arehart

Jean Arehart

President
Mortgage Division

Jean Arehart joined the Company in 1996 to create the Company's Mortgage Division, which primarily originates residential mortgage loans for resale in the secondary market. She has built this division into one of the most successful mortgage operations in Arkansas, helping the Company to achieve the number one position among mortgage lenders in Pulaski County based on the total value of mortgages filed in 2003*. With 39 years of mortgage and banking experience, Ms. Arehart also provides leadership for the Company as a director and portfolio lender overseeing large portfolios of construction, development and commercial real estate loans. In addition, Ms. Arehart is responsible for oversight of the Company's two loan production offices in Frisco and Dallas, Texas.

** Source: Beach Abstract & Guaranty Company Report on Mortgages Filed in Pulaski County for Year 2003*


C.E. Dougan

C.E. Dougan

President,
Western Division

C.E. Dougan has 34 years of banking experience, including 12 years as President and Chief Executive Officer of a competitor bank. He was first elected to the Company's board of directors in 1997 and resigned that position in 2000 to become Western Division President. This division is a combination of rural and urban markets and consists of 12 offices in western Arkansas in Ft. Smith, Van Buren, Alma, Mulberry, Ozark, Altus, Clarksville and Paris. As of December 31, 2003, these Western Division offices accounted for 30% of the Company's total loans and 30% of the Company's total deposits. Additional Western Division offices are planned for the next several years. Mr. Dougan also oversees the Company's centralized credit administration operations in Ozark.


Darrel Russell

Darrel Russell

President, Central Division

Darrel Russell has 23 years of banking experience and joined the Company in 1983 as Vice President. In 1997 he was promoted to Executive Vice President and in 2001 was named Central Division President. The Company's Central Division consists of its operations, other than mortgage and leasing, in the metro-Little Rock area, which is Arkansas' largest urban market. This division currently includes a total of 14 offices in Little Rock, North Little Rock, Maumelle, Benton, Bryant and Hot Springs Village. Since the Company commenced full-service banking operations in the Central Division in 1998, it has been the Company's fastest growing division. As of December 31, 2003, the Central Division offices, excluding the Mortgage and Leasing Divisions, accounted for 30% of the Company's total loans and 48% of the Company's total deposits. With his primary focus on the lending function, Mr. Russell has provided leadership to this rapidly growing Central Division. The Company expects to continue to expand its number of Central Division offices over the next several years. Mr. Russell is also responsible for oversight of the Company's loan production office in Charlotte, North Carolina. Mr. Russell holds a Bachelor of Science in Business Administration from the University of Arkansas.


Danny Criner

Danny Criner

President,
Northern Division

Mr. Criner has 27 years of banking experience, all with the Company or its predecessors. Since 1991, Mr. Criner has served as President of the Company's Northern Division, which now consists of nine offices in northern Arkansas, including the Company's offices in Harrison, Bellefonte, Western Grove, Jasper, Marshall, Clinton, Yellville and Mountain Home. The Northern Division is the Company's most rural division, however under Mr. Criner's leadership it has become a very important and profitable part of the Company's overall Arkansas strategy. While the opportunities for addition of new offices in the Northern Division are limited, at least one additional office is planned for Mountain Home. Mr. Criner has a Bachelor of Science in Business Administration from the University of Arkansas.



John Stanton

John Stanton

President,
River Valley Division

John Stanton has 29 years of banking experience, having served most recently as market president for a large competitor before joining the Company in 2001. He was hired to lead the Company's expansion into Conway, which is Arkansas' eighth largest city and one of its fastest growing. Following the Company's June 2003 acquisition of RVB Bancshares, Inc. and its bank subsidiary, Mr. Stanton also assumed oversight of the Russellville market. The River Valley Division currently includes three Conway offices and one Russellville office, with two more offices expected to be added in each city in the next two years. While this division is still fairly new, it is expected to be an important part of the Company's continued growth and expansion in Arkansas. Mr. Stanton has a Bachelor of Science in Education from the University of Central Arkansas in Conway.



Fred Campbell

Fred Campbell

President,
Eastern Division

Fred Campbell has 34 years of banking experience and joined the Company in 2002 as Executive Vice President. In December 2003 he was promoted to Eastern Division President. The Eastern Division is the newest of the geographic divisions of the Company and presently consists of only two relatively new offices - Cabot and Lonoke. A second Cabot office is planned for 2004. The Company believes these offices, and other future offices expected to be opened as part of the Eastern Division, will be important pieces of the Company's future growth and expansion in Arkansas.



Dan Rolett

Dan Rolett

Executive Vice President

Dan Rolett has 22 years of banking experience. He joined the Company in 1996 as Vice President and was promoted to Executive Vice President in 2002. Mr. Rolett handles or oversees personnel who have a broad range of responsibilities including the Company's investment portfolio, public funds deposits, interest rate risk and funds management, Community Reinvestment Act activities and business development efforts. Mr. Rolett has a Bachelor of Science in Finance and Marketing from the University of Arkansas at Little Rock.



Scott Hastings

Scott Hastings

President,
Leasing Division

Scott Hastings joined the Company in 2003 to build the Company's new Leasing Division. Prior to joining the Company Mr. Hastings had a successful 20-year career in leasing. He has served a large regional banking company as President, Chief Operating Officer and Director of a leasing subsidiary with over $500 million in assets and most recently served as Division President of the $800 million leasing division of a large diversified national financial services firm. The Company believes Mr. Hastings will develop a successful leasing division, which will augment the Company's current credit product and service offerings while adding to profitability. Mr. Hastings has a Bachelor of Arts Degree in Political Science and Criminal Justice from the University of Arkansas at Little Rock.

Note: George Gleason, Mark Ross, Paul Moore and Dan Rolett serve in the same officer capacity for both the Company and its bank subsidiary. All other officers shown in this article serve as officers only of the bank subsidiary in the capacities indicated.

Selected Consolidated Financial Data

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share amounts)				
Income statement data:					
Interest income	$ 68,883	$ 60,913	$ 60,119	$ 60,752	$ 51,575
Interest expense	20,115	21,076	32,049	38,724	28,652
Net interest income	48,768	39,837	28,070	22,028	22,923
Provision for loan and lease losses	3,865	3,660	3,401	2,325	2,485
Non-interest income	17,391	11,689	7,401	5,590	5,171
Non-interest expense	31,992	24,915	19,030	16,964	16,464
Net income	20,201	14,406	8,959	6,040	6,635
Per common share data:*					
Earnings - diluted	$ 1.24	$ 0.92	$ 0.59	$ 0.40	$ 0.44
Book value	6.07	4.70	3.74	3.20	2.90
Dividends	0.23	0.155	0.115	0.105	0.10
Weighted average diluted shares outstanding (thousands)	16,287	15,689	15,262	15,129	15,170
Balance sheet data at period end:					
Total assets	$1,386,529	$1,036,386	$871,912	$827,485	$796,575
Total loans and leases	909,147	717,895	616,076	510,544	467,131
Allowance for loan and lease losses	13,820	10,936	8,712	6,606	6,072
Total investment securities	364,320	232,168	187,167	253,016	263,395
Total deposits	1,062,064	790,173	677,743	677,683	595,930
Repurchase agreements with customers	29,898	20,739	16,213	13,839	9,026
Other borowings	145,541	129,366	99,690	66,703	126,989
Total stockholders' equity	98,486	72,918	56,617	48,349	43,874
Loan and lease to deposit ratio	85.60%	90.85%	90.90%	75.34%	78.39%
Average balance sheet data:					
Total average assets	$1,197,346	$ 922,950	$814,446	$818,731	$709,925
Total average stockholders' equity	85,471	64,149	52,334	45,723	41,988
Average equity to average assets	7.14%	6.95%	6.43%	5.58%	5.91%
Performance ratios:					
Return on average assets	1.69%	1.56%	1.10%	0.74%	0.93%
Return on average stockholders' equity	23.63	22.46	17.12	13.21	15.80
Net interest margin - FTE	4.52	4.69	3.83	3.05	3.52
Efficiency	47.51	47.94	52.45	59.08	58.18
Dividend payout	18.55	16.85	19.57	26.25	22.86
Assets quality ratios:					
Net charge-offs as a percentage of average total loans and leases	0.20%	0.22%	0.24%	0.36%	0.26%
Nonperforming loans and leases to total loans and leases	0.47	0.31	0.29	0.37	0.42
Nonperforming assets to total assets	0.36	0.24	0.28	0.42	0.53
Allowance for loan and lease losses as a percentage of:					
Total loans and leases	1.52%	1.52%	1.41%	1.29%	1.30%
Nonperforming loans and leases	326.33	498.45	482.39	351.38	307.91
Capital ratios at period end:					
Leverage capital	9.33%	8.64%	8.51%	7.57%	7.46%
Tier I risk-based capital	12.41	11.43	11.41	11.52	11.50
Total risk-based capital	14.89	12.68	12.67	12.83	13.15

* Adjusted to give effect to 2-for-1 stock splits effective December 10, 2003 and June 17, 2002

General

Net income was $20.2 million for the year ended December 31, 2003, a 40.2% increase from net income of $14.4 million in 2002. Net income in 2001 was $9.0 million. Diluted earnings per share increased 34.8% to $1.24 in 2003 compared to $0.92 in 2002. Diluted earnings per share in 2001 were $0.59.

On December 10, 2003, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on November 26, 2003. This was the Company's second 2-for-1 stock split in two years, with the first completed on June 17, 2002. All share and per share information contained in this discussion has been adjusted to give effect to these stock splits.

The table below shows total assets, loans and leases, deposits, stockholders' equity and book value per share at December 31, 2003, 2002 and 2001 and the percentage changes year over year.

	December 31,			% Change	
	2003	2002	2001	2003 from 2002	2002 from 2001
	(Dollars in thousands except per share amounts)				
Assets	$1,386,529	$1,036,386	$871,912	33.8%	18.9%
Loans and leases	909,147	717,895	616,076	26.6	16.5
Deposits	1,062,064	790,173	677,743	34.4	16.6
Stockholders' equity	98,486	72,918	56,617	35.1	28.8
Book value per share	6.07	4.70	3.74	29.1	25.8

Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2003, the Company's ROA was 1.69% compared with 1.56% and 1.10%, respectively, for the years ended December 31, 2002 and 2001. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2003, the Company's ROE was 23.63% compared with 22.46% and 17.12%, respectively, for the years ended December 31, 2002 and 2001.

Analysis of Results of Operations

The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance income, other charges and fees and gains on sales of assets.

The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan and lease losses. The following discussion provides a summary of the Company's operations for the past three years.

Net Interest Income

Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35% in 2003 and 2002 and 34% in prior years.

In previous financial statements and reports, the Company consolidated the various trusts through which it issued trust preferred securities ("TPS") and reported the TPS between liabilities and equity on the balance sheet and reported the dividends paid on the TPS in the same manner as distributions to minority interest. The Financial Accounting Standards Board ("FASB") previously issued FASB Interpretation No. 46 ("FIN 46") and, in December 2003, issued a revision to FIN 46 to clarify certain provisions, including provisions related to accounting for TPS. As a result of the provisions in revised FIN 46, the Company has deconsolidated the trusts, accounting for its investment in the trusts as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense. FIN 46 permits and encourages restatement of prior period results and accordingly all financial information contained in this discussion has been adjusted to give effect to the retroactive application of the provisions of revised FIN 46. While these changes had no effect on previously reported net income or earnings per share, they reduced net interest margin, increased the efficiency ratio and in some cases modestly changed certain other financial data previously reported.

2003 compared to 2002

Net interest income (FTE) for 2003 increased 24.0% to $49.9 million compared to $40.3 million for 2002. Net interest margin (FTE) was 4.52% in 2003 compared to 4.69% in 2002, a decrease of 17 basis points. The increase in net interest income in 2003 was primarily attributable to a 28.8% growth in average earning assets. Net interest margin for 2003 declined as a result of a decrease in earning asset yields which was only partially offset by the decrease in interest-bearing deposit and liability cost. Both investment and loan and lease yields declined during 2003, resulting in a decline in total earning asset yields of 81 basis points for 2003 compared with 2002. The principal factors contributing to this decline were the extraordinary low level of interest rates, a high level of prepayments in the loan and securities portfolios and the Company's successful efforts to increase variable rate loans as a percentage of its loan and lease portfolio. The decline in earning asset yields was partially offset by a decline in interest-bearing liability costs of 73 basis points for 2003 compared to 2002. Interest-bearing liability cost declined primarily because the low level of interest rates allowed the Company to reduce interest rates paid on interest-bearing liabilities. Total interest-bearing deposit rates declined 67 basis points in 2003 compared with 2002, and other interest-bearing liability rates declined 102 basis points.

2002 compared to 2001

Net interest income (FTE) for 2002 increased 39.5% to $40.3 million compared to $28.9 million for 2001. Net interest margin (FTE) was 4.69% in 2002 compared to 3.83% in 2001, an increase of 86 basis points. The growth in net interest income in 2002 was primarily attributable to two factors—a 14.0% growth in average earning assets and the increase in net interest margin. Net interest margin for 2002 benefited from a 190 basis point decline in interest-bearing deposit and liability costs. This decline was partially offset by a 94 basis point decline in earning asset yields. A 108 basis point decline in loan yields was a significant contributor to the decline in earning assets yields. This decline in yields was principally a result of the general decline in interest rates. Interest-bearing liability costs declined primarily as a result of a general decline in interest rates and a change in deposit mix. In 2002 compared to 2001, the average balance of certificates of deposits ("CD's") decreased $48.9 million while lower costing savings and interest-bearing transaction account average balances increased $108.7 million. In 2002 lower costing non-CD deposits accounted for 49.2% of total average deposits, an improvement from 35.9% during 2001.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,		
	2003	2002	2001
		(Dollars in thousands)	
Interest income	$68,883	$60,913	$60,119
FTE adjustment	1,178	443	813
Interest income - FTE	70,061	61,356	60,932
Interest expense	20,115	21,076	32,049
Net interest income - FTE	$49,946	$40,280	$28,883
Yield on interest earning assets - FTE	6.34%	7.15%	8.09%
Cost of interest-bearing liabilities	1.99	2.72	4.62
Net interest spread - FTE	4.35	4.43	3.47
Net interest margin - FTE.	4.52	4.69	3.83

The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 2003, 2002 and 2001. The yields and costs are derived by dividing interest income or interest expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees, which are considered adjustments to yields or rates.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)								
ASSETS									
Earning assets:									
Interest-bearing deposits and federal funds sold	$ 467	$ 24	5.30%	$ 869	$ 31	3.54%	$ 931	$ 49	5.25%
Investment securities:									
Taxable	255,013	11,958	4.69	192,579	10,972	5.70	173,329	11,203	6.46
Tax-exempt - FTE	43,282	3,103	7.17	13,177	986	7.48	29,412	2,125	7.22
Loans and leases - FTE	806,535	54,976	6.82	651,840	49,367	7.57	549,497	47,555	8.65
Total earning assets - FTE	1,105,297	70,061	6.34	858,465	61,356	7.15	753,169	60,932	8.09
Non-interest earning assets	92,049			64,125			61,277		
Total assets	$1,197,346			$922,590			$814,446		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits:									
Savings and interest-bearing transaction	$ 343,776	$ 3,521	1.02%	$274,580	$ 4,354	1.59%	$165,923	$ 3,754	2.26%
Time deposits of $100,000 or more	294,028	5,395	1.83	194,937	5,115	2.62	207,273	10,702	5.16
Other time deposits	190,593	4,135	2.17	168,765	4,917	2.91	205,328	10,844	5.28
Total interest-bearing deposits	828,397	13,051	1.58	638,282	14,386	2.25	578,524	25,300	4.37
Repurchase agreements with customers	30,347	317	1.04	19,657	278	1.41	16,919	537	3.17
Other borrowings	127,326	4,803	3.77[(1)]	99,625	4,777	4.79[(1)]	79,787	4,577	5.74[(1)]
Subordinated debentures	25,336	1,944	7.67	17,783	1,635	9.19	17,783	1,635	9.19
Total interest-bearing liabilities	1,011,406	20,115	1.99	775,347	21,076	2.72	693,013	32,049	4.62
Non-interest bearing liabilities:									
Non-interest bearing deposits	95,523			78,161			65,368		
Other non-interest bearing liabilities	4,946			4,933			3,731		
Total liabilities	1,111,875			858,441			762,112		
Stockholders' equity	85,471			64,149			52,334		
Total liabilities and stockholders' equity	$1,197,346			$922,590			$814,446		
Interest rate spread - FTE			4.35%			4.43%			3.47%
Net interest income - FTE		$49,946			$40,280			$28,883	
Net interest margin - FTE			4.52%			4.69%			3.83%

(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $93,000, $47,000 and $53,000, respectively, for the years ended December 31, 2003, 2002 and 2001. In the absence of this capitalization these percentages would have been 3.85%, 4.84% and 5.80%, respectively, for the years ended December 31, 2003, 2002 and 2001.

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2003 over 2002			2002 over 2001		
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
Increase (decrease) in:			(Dollars in thousands)			
Interest income - FTE:						
Interest-bearing deposits and federal funds sold	$ (21)	$ 14	$ (7)	$ (2)	$ (16)	$ (18)
Investment securities:						
Taxable	2,928	(1,942)	986	1,097	(1,328)	(231)
Tax-exempt - FTE	2,158	(41)	2,117	(1,215)	76	(1,139)
Loans and leases - FTE	10,545	(4,936)	5,609	7,751	(5,939)	1,812
Total interest income - FTE	15,610	(6,905)	8,705	7,631	(7,207)	424
Interest expense:						
Savings and interest-bearing transaction	709	(1,542)	(833)	1,723	(1,123)	600
Time deposits of $100,000 or more	1,818	(1,538)	280	(324)	(5,263)	(5,587)
Other time deposits	474	(1,256)	(782)	(1,065)	(4,862)	(5,927)
Repurchase agreements with customers	112	(73)	39	39	(298)	(259)
Other borrowings	1,045	(1,019)	26	951	(751)	200
Subordinated debentures	580	(271)	309	-	-	-
Total interest expense	4,738	(5,699)	(961)	1,324	(12,297)	(10,973)
Increase (decrease) in net interest income - FTE	$10,872	$(1,206)	$ 9,666	$6,307	$ 5,090	$11,397

Non-Interest Income

The Company's non-interest income can primarily be broken down into seven main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) trust income, (4) bank owned life insurance income, (5) appraisal, credit life commissions and other credit related fees, (6) safe deposit box rental, brokerage fees and other miscellaneous fees and (7) net gains (losses) on sales of assets.

Non-interest income for the year ended December 31, 2003 was $17.4 million compared with $11.7 million in 2002, a 48.8% increase. During 2003 the Company benefited from record levels of service charges on deposit accounts, mortgage lending income and trust income which increased 11.8%, 89.8% and 114.8%, respectively, from 2002. The Company's service charges on deposit accounts increased primarily because of continued growth in its number of core deposit customers. The increase in mortgage lending income was primarily attributable to high levels of refinance activity, a strong housing market and the Company's continued expansion of its mortgage operation in new and existing markets. Approximately 68% of the mortgage department's 2003 volume was related to refinancing existing mortgages. Trust income increased primarily as a result of corporate trustee fees generated by the high level of municipal bond issuance in Arkansas in 2003 and the Company's continued growth in trust customers. During 2003 the Company benefited from a full year's income from bank owned life insurance purchased in the fourth quarter of 2002. In addition, the Company benefited from $144,000 in securities gains in 2003 compared to $217,000 of securities losses in 2002.

Non-interest income for the year ended December 31, 2002 increased 57.9% to $11.7 million compared with $7.4 million in 2001. During 2002 the Company benefited from record levels of service charges on deposit accounts, mortgage lending income and trust income which increased 83.8%, 52.2% and 20.5%, respectively, from 2001. The introduction of the Company's new Bounce Proof Security product was a significant contributor to the increase in service charge income along with the continued growth of new core deposit customers. Mortgage lending income benefited from favorable interest rates resulting in a high level of refinancing activity, which accounted for 65% of the mortgage department's 2002 origination volume and contributing to a favorable housing market. Throughout 2002 the Company sought to increase its market share in the mortgage business by adding additional originators in existing markets and seeking to expand in new markets.

The table below shows non-interest income for the years ended December 31, 2003, 2002 and 2001.

Non-Interest Income

	Year Ended December 31,		
	2003	2002	2001
		(Dollars in thousands)	
Service charges on deposit accounts	$ 7,761	$ 6,940	$3,776
Mortgage lending income	5,548	2,923	1,920
Trust income	1,564	728	604
Bank owned life insurance income	1,132	236	-
Appraisal, credit life commissions and other credit related fees	523	503	406
Safe deposit box rental, brokerage fees and other miscellaneous fees	644	486	492
Gain (loss) on sales of securities	144	(217)	153
Gain on sales of other assets	18	42	2
Other	57	48	48
Total non-interest income	$17,391	$11,689	$7,401

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 2003 increased 28.4% to $32.0 million compared with $24.9 million in 2002. Non-interest expense was $19.0 million in 2001.

Non-interest expense for 2003 and 2002 increased primarily as a result of the Company's continued growth and expansion. During 2003 the Company opened eight new full service banking offices and two new loan production offices and in 2002 the Company opened five new banking offices. In June 2003 the Company completed the acquisition of RVB Bancshares, Inc. ("RVB") and its subsidiary bank in Russellville, Arkansas. As a result of this growth and expansion, the Company's full time equivalent employees increased from 327 at December 31, 2001 to 382 at December 31, 2002 and 473 at December 31, 2003, an increase of 16.8% in 2002 and 23.8% in 2003. Additionally, the Company's record volume of mortgage and trust business and net income in 2003 and 2002 resulted in increased levels of variable compensation expense including commissions, incentives and bonuses.

Effective January 1, 2003 the Company adopted the prospective method of fair value recognition of stock-based compensation expense as provided under Statement of Financial Accounting Standards ("SFAS") No. 123, as amended by SFAS No. 148. As a result the Company recorded a pretax expense of $141,000 during 2003 in connection with the issuance of options under its stock-based compensation plans.

As a result of the Company's efforts to grow revenues at a faster rate than its rate of growth in non-interest expenses, the Company's efficiency ratio (non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income) improved to 47.5% for the year ended December 31, 2003 compared to 47.9% in 2002 and 52.5% in 2001.

The table below shows non-interest expense for the years ended December 31, 2003, 2002 and 2001.

Non-Interest Expense

	Year Ended December 31,		
	2003	2002	2001
		(Dollars in thousands)	
Salaries and employee benefits	$18,411	$14,395	$ 10,551
Net occupancy and equipment expense	4,421	3,495	3,098
Other operating expense:			
Professional and outside services	643	559	375
Postage	386	404	326
Telephone	629	514	490
Data lines	319	228	238
Operating supplies	1,045	713	543
Advertising and public relations	1,016	877	583
Software expense	571	392	374
ATM expense	587	412	306
FDIC and state assessments	376	301	259
Other real estate and foreclosure expense	367	340	526
Business development, meals and travel	187	147	136
Amortization of goodwill	-	-	90
Amortization of other intangibles	206	152	151
OD/NSF check and other losses	809	692	190
Other	2,019	1,294	794
Total non-interest expense	$31,992	$24,915	$19,030

Income Taxes

The provision for income taxes was $10.1 million for the year ended December 31, 2003 compared to $8.5 million in 2002 and $4.1 million in 2001. The effective income tax rates were 33.3%, 37.2% and 31.3%, respectively, for 2003, 2002 and 2001.

The decline in the effective tax rate of 390 basis points in 2003 compared with 2002 is primarily a result of two factors. First the Company has increased its municipal security portfolio which is exempt from both federal and state taxes in both absolute dollar amount and as a percentage of earning assets during 2003 compared with 2002. This accounted for approximately 150 basis points of the decline in the effective tax rate for 2003 compared with 2002. The second factor is the tax impact of two Community Reinvestment Act investments made in the fourth quarter of 2003. These investments generated tax benefits which reduced 2003 combined federal and state income taxes by approximately $556,000. The Company also incurred an impairment charge of $320,000 associated with these investments. These investments contributed approximately 216 basis points of the decline in the 2003 effective tax rate compared with 2002.

The increase in the effective tax rate in 2002 compared to 2001 is primarily a result of two factors. First, during 2002 the Company substantially reduced its portfolio of municipal securities which were exempt from both federal and state income tax. This reduction was both in absolute dollar amount and as a percentage of earning assets. This accounted for approximately 270 basis points of the increase in the effective tax rate for 2002 compared with 2001. Second, the amount of securities income exempt solely from Arkansas income tax declined significantly in 2002 as the Company shifted a large portion of its investment portfolio from securities exempt from Arkansas income tax to securities subject to Arkansas income tax. As a result the Company had an effective state tax rate, after federal benefit, of 3.63% in 2002 compared with an effective state tax rate, after federal benefit, of 1.11% in 2001. In addition to the impact of the above items, in the second quarter of 2001 the Company recognized a net reduction of $95,000 in income tax expense related to the favorable resolution of a long standing tax dispute with the state of Arkansas.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2003 the Company's loan and lease portfolio was $909.1 million, an increase of $191.2 million, or 26.6%, from $717.9 million at December 31, 2002. Excluding $41.2 million of loans acquired by the Company in its June 2003 acquisition of RVB, the Company's loan and lease portfolio would have increased $150.0 million in 2003, or 20.9%. As of December 31, 2003 the Company's loan and lease portfolio consisted of approximately 77.8% real estate loans, 7.1% consumer loans, 12.3% commercial and industrial loans and 1.7% agricultural loans (non-real estate).

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Real estate:					
Residential 1-4 family	$218,851	$183,687	$167,559	$144,920	$136,856
Non-farm/non-residential	285,451	212,481	180,257	134,726	101,766
Agricultural	61,500	57,525	45,303	38,808	20,396
Construction/land development	117,835	65,474	51,140	42,354	28,294
Multifamily residential	23,657	28,555	20,850	8,367	4,687
Total real estate	707,294	547,722	465,109	369,175	291,999
Consumer	64,831	54,097	55,805	58,430	81,753
Commercial and industrial	111,978	95,951	78,324	63,799	70,012
Agricultural (non-real estate)	15,266	15,388	12,866	14,605	19,947
Other (includes leases)	9,778	4,737	3,972	4,535	3,420
Total loans and leases	$909,147	$717,895	$616,076	$510,544	$467,131

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2003 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)			
Real estate	$190,333	$402,022	$114,939	$707,294
Consumer	13,872	48,157	2,802	64,831
Commercial, industrial and agricultural	64,512	49,038	13,694	127,244
Other	3,453	6,044	281	9,778
	$272,170	$505,261	$131,716	$909,147
Fixed rate	$165,928	$378,751	$ 66,870	$611,549
Floating rate (not at a floor rate)	59,260	45,027	38,936	143,223
Floating rate (at floor rate)	46,982	81,483	25,910	154,375
	$272,170	$505,261	$131,716	$909,147

The following table reflects loans and leases as of December 31, 2003 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice loans and leases or the ability to utilize loan and lease principal repayments for new loans and leases, other investments or repayment of borrowings.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)			
Fixed rate	$165,928	$378,751	$66,870	$611,549
Floating rate (not at a floor rate)	129,965	12,061	1,197	143,223
Floating rate (at floor rate)	150,881	3,494	-	154,375
	$446,774	$394,306	$68,067	$909,147

Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain restructured loans and leases providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure.

The Company generally places a loan or lease on nonaccrual status when payments are contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Income on nonaccrual loans or leases is recognized on a cash basis when and if actually collected.

Nonperforming loans and leases as a percent of total loans and leases were 0.47% at year-end 2003 compared to 0.31% and 0.29%, respectively, at year-end 2002 and 2001. Nonperforming assets as a percent of total assets were 0.36% as of year-end 2003 compared to 0.24% and 0.28%, respectively, at year-end 2002 and 2001.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and leases and foreclosed assets held for sale.

Nonperforming Assets

	December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Nonaccrual loans and leases	$4,235	$2,194	$1,806	$1,880	$1,972
Accruing loans and leases 90 days or more past due	-	-	-	-	-
Restructured loans and leases	-	-	-	-	-
Total nonperforming loans and leases	4,235	2,194	1,806	1,880	1,972
Foreclosed assets held for sale and repossessions[(1)]	780	333	661	1,600	2,238
Total nonperforming assets	$5,015	$2,527	$2,467	$3,480	$4,210
Nonperforming loans and leases to total loans and leases	0.47%	0.31%	0.29%	0.37%	0.42%
Nonperforming assets to total assets	0.36	0.24	0.28	0.42	0.53

(1) Foreclosed assets held for sale and repossessions are generally written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

Allowance and Provision for Loan and Lease Losses

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the table below.

Allowance and Provision for Loan and Lease Losses

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Balance, beginning of period	$10,936	$ 8,712	$6,606	$6,072	$4,689
Loans and leases charged off:					
Real estate:					
Residential 1-4 family	288	361	306	690	260
Non-farm/non-residential	433	135	112	121	8
Agricultural	5	89	9	10	3
Construction/land development	44	216	41	-	115
Multifamily residential	-	-	-	79	-
Total real estate	770	801	468	900	386
Consumer	450	626	452	549	516
Commercial and industrial	632	217	463	443	271
Agricultural (non-real estate)	23	29	37	106	52
Total loans and leases charged off	1,875	1,673	1,420	1,998	1,225
Recoveries of loans and leases previously charged off:					
Real estate:					
Residential 1-4 family	20	14	20	39	4
Non-farm/non-residential	6	95	9	44	-
Agricultural	6	-	-	1	-
Construction/land development	8	2	1	-	2
Multifamily residential	-	-	-	-	-
Total real estate	40	111	30	84	6
Consumer	141	112	84	74	111
Commercial and industrial	35	12	11	48	6
Agricultural (non-real estate)	18	2	-	1	-
Total recoveries	234	237	125	207	123
Net loans and leases charged off	1,641	1,436	1,295	1,791	1,102
Provision charged to operating expense	3,865	3,660	3,401	2,325	2,485
Allowance added in bank acquisition	660	-	-	-	-
Balance, end of period	$13,820	$10,936	$8,712	$6,606	$6,072
Net charge-offs to average loans and leases outstanding during the periods indicated	0.20%	0.22%	0.24%	0.36%	0.26%
Allowance for loan and lease losses to total loans and leases	1.52	1.52	1.41	1.29	1.30
Allowance for loan and lease losses to nonperforming loan and lease losses	326.33	498.45	482.39	351.38	307.91

Provisions to and the adequacy of the allowance for loan and lease losses are based on management's judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and (3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers' or lessees' ability to pay or the value of property securing the loans and leases, and other relevant factors.

The Company's internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer installment loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer installment loans are assigned an allowance allocation percentage based on past due status.

Allowance allocation percentages for the various risk grades and past due categories are determined by management and may be changed periodically. In determining these allowance allocation percentages, management considers historical loss percentages for risk rated loans and leases, consumer loans and residential 1-4 family loans. In addition to this historical data, management considers subjective factors such as national and local economic conditions. The sum of all allowance amounts determined by this methodology, combined with a reasonable unallocated allowance determined by management, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses.

The unallocated allowance compensates for the uncertainty in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination of the allowance allocation percentages. The factors and conditions evaluated in determining the appropriate unallocated allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) loan and lease growth rates and concentrations, (5) seasoning of the loan and lease portfolio, (6) specific industry conditions affecting portfolio segments, (7) recent loss experience in particular segments of the portfolio, (8) expectations regarding the current business cycle, (9) bank regulatory examination results and (10) findings of our internal loan review department.

In addition to the internal grading system analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by its subsidiary bank to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Report and the Federal Reserve Bank's ("FRB") Uniform Bank Holding Company Report. The Company also compares the allowance for loan and lease losses to the bank's historical cumulative net charge-offs for the five preceding calendar years.

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential loans, multifamily residential loans, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower's or lessee's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. The allowance is determined by management's assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer installment loans and specific allowances made for other loan and lease categories. The total allowance amount is available to absorb losses across the Company's entire portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general, and unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company's grading system analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

Allocation of the Allowance for Loan and Lease Losses

	December 31,									
	2003		2002		2001		2000		1999	
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)									
Real estate:										
Residential 1-4 family	$ 1,393	24.1%	$ 1,248	25.6%	$ 929	27.2%	$ 430	28.4%	$ 478	29.2%
Non-farm/non-residential	3,790	31.4	2,625	29.6	2,177	29.3	1,499	26.4	1,067	21.8
Agricultural	756	6.8	728	8.0	591	7.3	517	7.6	302	4.4
Construction/land development	1,301	12.9	736	9.1	614	8.3	456	8.3	321	6.1
Multifamily	261	2.6	290	4.0	227	3.4	95	1.6	57	1.0
Consumer	1,083	7.1	975	7.5	986	9.1	883	11.4	1,313	17.5
Commercial and industrial	1,600	12.3	1,228	13.4	896	12.7	859	12.5	808	15.0
Agricultural (non-real estate)	195	1.7	204	2.2	166	2.1	199	2.9	322	4.3
Other (includes leases)	1,024	1.1	599	0.6	479	0.6	326	0.9	225	0.7
Unallocated allowance	2,417		2,303		1,647		1,342		1,179	
	$13,820	100.0%	$10,936	100.0%	$8,712	100.0%	$6,606	100.0%	$6,072	100.0%

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as "substandard" have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as "doubtful" have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as "loss" are in the process of being charged off. At December 31, 2003, substandard loans and leases not designated as nonaccrual or 90 days past due totaled $5.5 million. No loans or leases were designated as doubtful or loss at December 31, 2003.

Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other executive officers as determined by the Board of Directors. Loan or lease authorities of other lending officers are assigned by the Chief Executive Officer.

Loans or leases and aggregate loan and lease relationships exceeding $2.0 million up to the lending limit of the bank are authorized by the loan committee which consists of any five directors. The Board of Directors reviews on a monthly basis reports of loan and lease originations, loan and lease commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company's allowance for loan and lease losses and various other loan and lease reports.

The Company's compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management's proposed action plan for curing the deficiencies. These reports are provided to the audit committee, which consists of three members of the Board of Directors which have been determined by the Board of Directors to qualify as "independent" under the Sarbanes-Oxley Act, related SEC rules and NASDAQ listing standards, relating to audit committees.

The Company's allowance for loan and lease losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan and lease portfolio during recent years, key allowance and nonperforming loan and lease ratios, comparisons to industry averages and current economic conditions in the Company's market area.

The Company's allowance for loan and lease losses increased to $13.8 million at December 31, 2003, or 1.52% of total loans and leases, compared with $10.9 million, or 1.52% of total loans and leases, at December 31, 2002. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company's loan and lease portfolio. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

Provision for Loan and Lease Losses: The amounts of provision to the allowance for loan and lease losses are based on management's judgment and evaluation of the loan and lease portfolio utilizing the criteria discussed above. The provision for 2003 was $3.9 million compared to $3.7 million in 2002 and $3.4 million in 2001.

Investments and Securities

The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for each of the dates indicated.

Investment Securities

	December 31,					
	2003		2002		2001	
	Book Value(1)	Fair Value(2)	Book Value(1)	Fair Value(2)	Book Value(1)	Fair Value(2)
			(Dollars in thousands)			
Securities of U.S. Government agencies	$ -	$ -	$ 41,499	$ 41,499	$ 70,177	$ 70,177
Mortgage-backed securities	258,559	258,559	156,710	156,710	91,234	91,234
Obligations of states and political subdivisions	90,344	90,344	21,492	21,517	18,120	18,152
Other securities	15,417	15,417	12,467	12,550	7,636	7,642
Total	$364,320	$364,320	$232,168	$232,276	$187,167	$187,205

(1) Book value for available-for-sale securities equals their original cost adjusted for unrealized gains or losses as reflected in the Company's consolidated financial statements.

(2) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

The following table reflects the maturity distribution of the Company's investment securities, at book value, as of December 31, 2003 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 35% tax rate) of such securities. The maturity for all securities is shown based on each security's contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category and (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Year Thru 5 Years	Over 5 Years Thru 10 Years	Over 10 Years	Total	Fair Value
			(Dollars in thousands)			
Mortgage-backed securities(1)	$ 93,092	$ 159,425	$ 6,042	$ -	$258,559	$258,559
Obligations of states and political subdivisions	4,876	3,953	6,823	74,692	90,344	90,344
Other securities(2)	-	-	-	15,417	15,417	15,417
Total	$ 97,968	$ 163,378	$12,865	$90,109	$364,320	$364,320
Percentage of total	26.89%	44.85%	3.53%	24.73%	100.00%	
Weighted average yield - FTE(3)	4.91	4.81	5.79	6.86	5.38	

(1) For purposes of this maturity distribution schedule, mortgage-backed securities have been allocated among estimated repayment periods based on Bloomberg median prepayment speeds as of December 31, 2003.

(2) Includes approximately $7.0 million of Federal Home Loan Bank ("FHLB") stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(3) The weighted average yields - FTE are based on book value.

Deposits

The Company's bank subsidiary lending and investing activities are funded primarily by deposits, approximately 52.6% of which were time deposits and 47.4% of which were demand and savings deposits at December 31, 2003. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 37.3% of total deposits at December 31, 2003. Non-interest bearing demand deposits at December 31, 2003 constituted 10.1% of total deposits. The Company had $30.9 million of brokered deposits at December 31, 2003.

At December 31, 2003 the Company's total deposits were $1,062.1 million, an increase of $271.9 million, or 34.4%, from $790.2 million at December 31, 2002. Excluding $50.1 million of deposits acquired by the Company in its June 2003 acquisition of RVB, the Company's deposits would have increased $221.8 million, or 28.1%, in 2003.

The following table reflects the average balances and average rates paid for each deposit category shown for the years ended December 31, 2003, 2002 and 2001.

Average Deposit Balances and Rates

	Year Ended December 31,					
	2003		2002		2001	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)					
Non-interest bearing accounts	$ 95,523	-	$ 78,161	-	$ 65,368	-
Interest-bearing accounts:						
Transaction (NOW)	277,327	1.10%	193,420	1.70%	102,318	2.30%
Savings	26,594	0.33	25,690	0.82	18,745	1.14
Money market	39,855	0.95	55,470	1.55	44,860	2.63
Time deposits less than $100,000	190,593	2.17	168,765	2.91	205,328	5.28
Time deposits $100,000 or more	294,028	1.83	194,937	2.62	207,273	5.16
Total deposits	$923,920		$716,443		$643,892	

The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 2003.

Maturity Distribution of Time Deposits of $100,000 and Over

Maturity	December 31, 2003 (Dollars in thousands)
3 months or less	$162,749
Over 3 to 6 months	93,397
Over 6 to 12 months	91,281
Over 12 months	14,367
	$361,794

Interest Rate Sensitivity

The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiary's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management utilize a simulation model in assessing the Company's interest rate sensitivity.

This simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest earning assets and interest-bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps and down 100 bps. Because of current interest rate levels, the data for an immediate and sustained parallel shift in interest rates of down 200 bps has been omitted because the Company believes the data is not meaningful. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the simulation model will reflect future results.

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve month period commencing January 1, 2004. A parallel shift in the interest rates is an arbitrary assumption which fails to take into account changes in the slope of the yield curve.

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(3.7)%
+100	(1.9)
-100	1.4
-200	not meaningful

In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

The Company's simple static gap analysis is shown in the following table. At December 31, 2003 the cumulative ratios of rate sensitive assets ("RSA") to rate sensitive liabilities ("RSL") at six months and one year, respectively, were 67.07% and 71.03%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results.

Rate Sensitive Assets and Liabilities

December 31, 2003

	RSA[(1)]	RSL	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA	Cumulative RSA to RSL
	(Dollars in thousands)					
Immediate to 6 months	$ 447,380	$ 667,028	$ (219,648)	$(219,648)	(17.24)%	67.07%
7 —12 months	158,394	185,814	(27,420)	(247,068)	(19.39)	71.03
1—2 years	232,123	63,757	168,366	(78,702)	(6.18)	91.41
2—3 years	150,085	5,613	144,472	65,770	5.16	107.13
3—5 years	150,534	31,650	118,884	184,654	14.50	119.36
Over 5 years	135,379	223,706	(88,327)	96,327	7.56	108.18
Total	$1,273,895	$1,177,568	$ 96,327			

(1) Certain variable rate loans have a contractual floor rate. Approximately $154.4 million of loans were at their floor rate as of December 31, 2003. These loans are shown in the earliest time period in which they could reprice even though the contractual floor may preclude repricing to a lower rate. Of these loans, $147.4 million are reflected as repricing immediately to six months, $3.5 million in seven to 12 months and the remaining $3.5 million are reflected in various time periods exceeding 12 months.

The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for non-maturity interest-bearing deposit accounts. With respect to non-maturity interest-bearing deposit accounts, management believes these deposit accounts are "core" to the Company's banking operations and may not reprice on a one-to-one basis as a result of interest rate movements. At December 31, 2003 management estimates the co-efficient for change in interest rates is approximately 75% for its interest-bearing money market account balances, approximately 48% for its MaxYield® account balances and approximately 50% for its other interest-bearing NOW and savings account balances. Accordingly management has included these portions of the non-maturity interest-bearing deposit accounts as repricing immediately, with the remaining portions shown as repricing beyond five years. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Collateralized mortgage obligations and other mortgage-backed securities are scheduled over maturity periods based on Bloomberg consensus prepayment speeds. Other financial instruments are scheduled on their contractual maturity. At December 31, 2003 approximately 32.7% of the Company's loan and lease portfolio was comprised of adjustable rate loans which is an increase from 22.8% at December 31, 2002. At December 31, 2003 approximately 51.9% of the Company's total adjustable rate loans were at their floor rate. These loans are included among RSA in the earliest time period in which their interest rate may adjust if interest rates increase.

This simple gap analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and related Notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio." The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale securities, but including, subject to limitations, trust preferred securities and other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2003 and December 31, 2002 and are presented in the following table, followed by the capital ratios of the Company's bank subsidiary at December 31, 2003.

Consolidated Capital Ratios

	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Tier 1 capital:		
Stockholders' equity	$ 98,486	$ 72,918
Allowed amount of trust preferred securities (subordinated debentures)	32,862	17,250
Net unrealized losses (gains) on available-for-sale securities	100	(1,075)
Less goodwill and certain intangible assets	(6,375)	(2,671)
Total Tier 1 capital	125,073	86,422
Tier 2 capital:		
Remaining amount of trust preferred securities (subordinated debentures)	12,388	-
Qualifying allowance for loan and lease losses	12,610	9,469
Total risk-based capital	$ 150,071	$ 95,891
Risk-weighted assets	$1,007,556	$756,081
Ratios at end of period:		
Leverage capital	9.33%	8.64%
Tier 1 risk-based capital	12.41	11.43
Total risk-based capital	14.89	12.68
Minimum ratio guidelines:		
Leverage capital(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

Capital Ratios of Bank Subsidiary

	December 31, 2003
	(Dollars in thousands)
Stockholders' equity - Tier 1	$107,791
Leverage capital	8.06%
Tier 1 risk-based capital	10.75
Total risk-based capital	12.00

The recently issued FIN 46 was revised in December 2003 to clarify its application to trust preferred securities. As a result, the accounting treatment for the trusts through which trust preferred securities are issued has been changed. These trusts are no longer consolidated in the Company's financial statements and accordingly the trust preferred securities are no longer reflected as minority interest on the balance sheet. At December 31, 2003 regulatory guidance continues to include trust preferred securities, subject to limitations, in regulatory capital. There is a possibility the FRB may change the capital treatment of trust preferred securities. The Company does not expect any change in the treatment of trust preferred securities to have a material impact on the Company's future plans or prospects for expansion.

Liquidity and Capital Resources

Issuance of Subordinated Debentures. In the third quarter of 2003, the Company closed two transactions in which it issued $28.9 million of adjustable rate subordinated debentures. These debentures were issued to two business trusts established by the Company. These trusts sold $28.0 million of trust preferred securities to investors and $867,000 of trust common equity to the Company. These debentures are accounted for by the Company as debt and the Company's investment in the trusts is accounted for by the equity method. These securities bear a weighted average interest rate of 90-day LIBOR plus 2.93%, adjustable quarterly. The weighted average interest rate at December 31, 2003 was 4.08%. These securities have a 30-year final maturity and are prepayable at par by the Company on or after the fifth anniversary date or earlier in certain circumstances. It is likely that $17.3 million of the proceeds will be used to prepay the Company's previous issue of 9% subordinated debentures prepayable on or after June 18, 2004. If the Company elects to prepay its 9% subordinated debentures on June 18, 2004 or shortly thereafter, it will incur a pretax charge for approximately $852,000 of unamortized debt issuance cost.

Growth and Expansion. During 2003 the Company added eight new banking offices and two loan production offices. These include loan production offices in Frisco and Dallas, Texas and the Company's first banking offices in Cabot, Russellville, Benton and Mountain Home, Arkansas. Other 2003 new office openings in existing markets included Conway, Bryant, Little Rock and Fort Smith, Arkansas.

On June 13, 2003, the Company purchased RVB and its River Valley Bank subsidiary in Russellville, Arkansas. The Company acquired approximately $41 million in loans and approximately $50 million in deposits in this transaction. The purchase price for the RVB acquisition was $7.8 million and consisted of cash of $1.1 million and 369,520 split adjusted shares of the Company's common stock valued at $6.7 million. This acquisition resulted in the recording of $3.1 million of goodwill and $784,000 of core deposit intangibles.

The Company plans to open approximately eight new banking offices in 2004 and may convert some or all of its three existing loan production offices to full service branches. These conversions would require the Company to acquire charters in Texas and North Carolina. Opening new offices or converting existing loan production offices to full service offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory approvals and numerous other conditions and contingencies.

During 2003 the Company spent $12.3 million on capital expenditures, excluding assets acquired in the RVB acquisition. The Company's capital expenditures for 2004 are expected to be in the range of $11.0 to $19.0 million for completion of offices opening in 2004, acquisition of sites for future development, and payments on offices expected to be completed in 2005. Actual expenditures may vary significantly from those expected, primarily depending on the number and cost of additional branch offices constructed and sites acquired for future development.

Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally the Company's bank subsidiary relies on customer deposits and loan repayments as its primary sources of funds. The Company has used these funds, together with FHLB advances and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers and lessees ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather and natural disasters. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks, FRB borrowings and brokered deposits.

At December 31, 2003 the Company's bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $71.0 million of available blanket borrowing capacity with the FHLB, (2) $12.4 million of securities available to pledge for federal funds borrowings, (3) $12.0 million of available unsecured federal funds borrowing lines and (4) up to $125.2 million from borrowing programs of the FRB. As of December 31, 2003 the Company had outstanding brokered deposits of $30.9 million.

Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan and lease repayments to provide liquidity. Additionally, where necessary, the sources of funds described above will be used to augment the Company's primary funding sources.

Contractual Obligations. The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by contractual payment date with no consideration given to earlier call or prepayment features. The Company's operating leases represent lease and rental payments for facilities. Other obligations consist primarily of contractual payments for capital expenditures.

Contractual Obligations

	1 Year or Less	Over 1 Year Thru 3 Years	Over 3 Years Thru 5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Deposits without a stated maturity(1)	$ 503,029	$ -	$ -	$ -	$ 503,029
Time deposits(2)(3)	523,180	39,246	1,342	185	563,953
Repurchase agreements with customers(2)	29,899	-	-	-	29,899
Federal funds borrowed(2)	24,001	-	-	-	24,001
Other borrowings(2)(3)	64,359	8,258	7,930	65,470	146,017
Subordinated debentures(2)	2,692	5,384	5,384	106,772	120,232
Operating leases	447	700	528	2,841	4,516
Other obligations	1,870	-	-	-	1,870
Total contractual obligations	$1,149,477	$53,588	$15,184	$175,268	$1,393,517

(1) Excludes interest.

(2) Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2003. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(3) Excludes unamortized premiums and discounts or similar carrying value adjustments.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2003. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn upon.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Year Thru 3 Years	Over 3 Years Thru 5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Commitments to extend credit	$115,273	$17,243	$26,560	$ 6,450	$165,526
Standby letters of credit	3,892	-	-	-	3,892
Total commitments	$119,165	$17,243	$26,560	$ 6,450	$169,418

Dividend Policy. In 2003 the Company paid dividends of $0.23 per share. In 2002 and 2001 the Company paid dividends of $0.155 and $0.115 per share, respectively. In 2003 the per share dividend was increased from $0.05 in the first quarter to $0.055, $0.06 and $0.065 in the second, third and fourth quarters, respectively. In the first quarter of 2004 the Company increased the dividend to $0.07 per share. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company's earnings, capital and liquidity needs.

Critical Accounting Policy

Management's determination of the adequacy of the allowance for loan and lease losses is considered to be a critical accounting policy. Provisions to and the adequacy of the allowance for loan and lease losses are based on management's judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. Changes in these criteria or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates.

Forward-Looking Information

This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to net interest margin, net interest income, anticipated future operating and financial performance, asset quality, nonperforming loans and leases and assets, growth opportunities, growth rates, acquisition opportunities, new office openings, the possible conversion of loan production offices to full service banking offices, the possible prepayment of trust preferred securities and the effects thereof and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy including delays in identifying satisfactory sites and opening new offices; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including their effect on the credit worthiness of borrowers and collateral values; and (6) changes in legal and regulatory requirements as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of Operations, Common Stock Market Prices and Dividends

	2003 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$15,883	$16,822	$17,537	$18,641
Total interest expense	5,017	5,047	4,879	5,172
Net interest income	10,866	11,775	12,658	13,469
Provision for loan and lease losses	750	1,095	1,050	970
Non-interest income	3,534	4,582	5,147	4,128
Non-interest expense	6,754	7,754	8,629	8,855
Income taxes	2,421	2,668	2,852	2,160
Net income	$ 4,475	$ 4,840	$ 5,274	$ 5,612
Per share:*				
Earnings - diluted	$ 0.28	$ 0.30	$ 0.32	$ 0.34
Cash dividends	0.05	0.055	0.06	0.065
Bid price per common share:*				
Low	$ 11.78	$ 14.02	$ 18.82	$ 20.42
High	14.38	19.38	22.73	24.11

	2002 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$14,381	$14,937	$15,625	$15,970
Total interest expense	5,456	5,152	5,183	5,285
Net interest income	8,925	9,785	10,442	10,685
Provision for loan and lease losses	550	945	1,080	1,085
Non-interest income	2,204	2,721	2,970	3,794
Non-interest expense	5,636	6,058	6,382	6,839
Income taxes	1,849	2,068	2,254	2,374
Net income	$ 3,094	$ 3,435	$ 3,696	$ 4,181
Per share:*				
Earnings - diluted	$ 0.20	$ 0.22	$ 0.23	$ 0.26
Cash dividends	0.03	0.035	0.04	0.05
Bid price per common share:*				
Low	$ 6.35	$ 7.32	$ 9.05	$ 10.95
High	7.40	11.35	13.18	12.63

*Adjusted to give effect to 2-for-1 stock splits effective December 10, 2003 and June 17, 2002.

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Report of Independent Auditors

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiary at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Little Rock, Arkansas
January 13, 2004

Bank of the Ozarks, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(Dollars in thousands, except per share amounts)	
ASSETS		
Cash and due from banks	$ 28,405	$ 24,755
Interest-bearing deposits	428	427
Cash and cash equivalents	28,833	25,182
Investment securities - available for sale	364,320	222,965
Investment securities - held to maturity (estimated market value: $9,311)	-	9,203
Loans and leases	909,147	717,895
Allowance for loan and lease losses	(13,820)	(10,936)
Net loans and leases	895,327	706,959
Premises and equipment, net	50,251	39,050
Foreclosed assets held for sale, net	780	333
Interest receivable	7,029	6,029
Intangible assets, net	6,375	2,671
Other	33,614	23,994
Total assets	$1,386,529	$1,036,386
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand non-interest bearing	$ 106,586	$ 85,838
Savings and interest-bearing transaction	396,443	312,637
Time	559,035	391,698
Total deposits	1,062,064	790,173
Repurchase agreements with customers	29,898	20,739
Other borrowings	145,541	129,366
Subordinated debentures	46,651	17,783
Accrued interest and other liabilities	3,889	5,407
Total liabilities	1,288,043	963,468
Commitments and contingencies		
Stockholders' equity		
Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $0.01 par value, 50,000,000 shares authorized at December 31, 2003 and 10,000,000 shares authorized at December 31, 2002; 16,232,540 and 15,505,820 (split adjusted) shares issued and outstanding in 2003 and 2002, respectively	162	78
Additional paid-in capital	27,131	17,010
Retained earnings	71,293	54,755
Accumulated other comprehensive (loss) income	(100)	1,075
Total stockholders' equity	98,486	72,918
Total liabilities and stockholders' equity	$1,386,529	$1,036,386

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands, except per share amounts)		
Interest income:			
Loans and leases	$54,884	$49,270	$47,464
Investment securities - taxable	11,958	10,972	11,203
- nontaxable	2,017	641	1,403
Deposits with banks and federal funds sold	24	30	49
Total interest income	68,883	60,913	60,119
Interest expense:			
Deposits	13,051	14,387	25,300
Repurchase agreements with customers	317	278	537
Other borrowings	4,803	4,776	4,577
Subordinated debentures	1,944	1,635	1,635
Total interest expense	20,115	21,076	32,049
Net interest income	48,768	39,837	28,070
Provision for loan and lease losses	3,865	3,660	3,401
Net interest income after provision for loan and lease losses	44,903	36,177	24,669
Other income:			
Service charges on deposit accounts	7,761	6,940	3,776
Mortgage lending income	5,548	2,923	1,920
Trust income	1,564	728	604
Bank owned life insurance	1,132	236	-
Gain (loss) on sale of securities	144	(217)	153
Other	1,242	1,079	948
Total other income	17,391	11,689	7,401
Other expense:			
Salaries and employee benefits	18,411	14,395	10,551
Net occupancy and equipment	4,421	3,495	3,098
Other operating expenses	9,160	7,025	5,381
Total other expense	31,992	24,915	19,030
Income before income taxes	30,302	22,951	13,040
Provision for income taxes	10,101	8,545	4,081
Net income	$20,201	$14,406	$ 8,959
Basic earnings per common share	$ 1.27	$ 0.94	$ 0.59
Diluted earnings per common share	$ 1.24	$ 0.92	$ 0.59

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	(Dollars in thousands, except per share amounts)				
Balance - January 1, 2001	$ 38	$14,314	$35,498	$(1,501)	$48,349
Comprehensive income:					
Net income	-	-	8,959	-	8,959
Other comprehensive income					
Unrealized gains on securities available for sale net of $457 tax effect	-	-	-	737	737
Reclassification adjustment for gains included in income net of $164 tax effect	-	-	-	265	265
Comprehensive income					9,961
Dividends paid, $0.115 per split adjusted share	-	-	(1,739)	-	(1,739)
Issuance of 10,000 split adjusted shares of common stock for exercise of stock options including tax benefits of $5	-	46	-	-	46
Balance - December 31, 2001	38	14,360	42,718	(499)	56,617
Comprehensive income:					
Net income	-	-	14,406	-	14,406
Other comprehensive income					
Unrealized gains on securities available for sale net of $997 tax effect	-	-	-	1,542	1,542
Reclassification adjustment for gains included in income net of $21 tax effect	-	-	-	32	32
Comprehensive income					15,980
2-for-1 stock split in the form of a 100% stock dividend	38	(38)	-	-	-
Dividends paid, $0.155 per split adjusted share	-	-	(2,369)	-	(2,369)
Issuance of 377,600 split adjusted shares of common stock for exercise of stock options	2	1,787	-	-	1,789
Tax benefit related to exercise of stock options	-	901	-	-	901
Balance - December 31, 2002	78	17,010	54,755	1,075	72,918
Comprehensive income:					
Net income	-	-	20,201	-	20,201
Other comprehensive income (loss)					
Unrealized losses on securities available for sale net of $849 tax effect	-	-	-	(1,289)	(1,289)
Reclassification adjustment for gains included in income net of $73 tax effect	-	-	-	114	114
Comprehensive income					19,026
Issuance of 369,520 split adjusted shares pursuant to acquisition of RVB Bancshares, Inc.	2	6,705	-	-	6,707
Dividends paid, $0.23 per split adjusted share	-	-	(3,663)	-	(3,663)
Issuance of 357,200 split adjusted shares of common stock for exercise of stock options	1	1,579	-	-	1,580
Tax benefit related to exercise of stock options	-	1,777	-	-	1,777
2-for-1 stock split in the form of a 100% stock dividend	81	(81)	-	-	-
Compensation recognized under stock option plans	-	141	-	-	141
Balance - December 31, 2003	$162	$27,131	$71,293	$ (100)	$98,486

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 20,201	$ 14,406	$ 8,959
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,884	1,571	1,460
Amortization	240	186	276
Provision for loan and lease losses	3,865	3,660	3,401
Provision for losses on foreclosed assets	92	37	163
Amortization and accretion on investment securities	758	186	(130)
Loss (gain) on sale of investment securities	(144)	217	(153)
Decrease (increase) in mortgage loans held for sale	6,113	347	(12,308)
Gain on disposition of foreclosed assets	(18)	(42)	(2)
Compensation recognized under stock option plans	141	-	-
Deferred income taxes	344	(836)	(569)
Increase in bank owned life insurance value	(1,132)	(236)	-
Changes in assets and liabilities:			
Interest receivable	(693)	(208)	3,073
Other assets, net	(1,789)	(340)	(11)
Accrued interest and other liabilities	337	2,441	741
Net cash provided by operating activities	30,199	21,389	4,900
Cash flows from investing activities:			
Proceeds from sales and maturities of investment securities available for sale	342,992	131,778	48,302
Purchases of investment securities available for sale	(476,654)	(169,867)	(177,681)
Proceeds from maturities of investment securities held to maturity	2,985	1,332	197,135
Purchases of investment securities held to maturity	(2,171)	(6,072)	-
Decrease in federal funds sold	-	-	2,000
Net increase in loans and leases	(159,807)	(105,333)	(96,515)
Purchases of premises and equipment	(12,250)	(7,498)	(4,048)
Proceeds from dispositions of foreclosed assets	1,603	2,069	2,775
Purchase of equity method investments	(5,449)	-	-
Cash and federal funds sold received in acquisition, net of cash paid	8,969	-	-
Purchase of bank owned life insurance	-	(20,000)	-
Net cash used in investing activities	(299,782)	(173,591)	(28,032)
Cash flows from financing activities:			
Net increase in deposits	221,745	112,430	60
Net proceeds from other borrowings	15,547	29,676	32,988
Net increase in repurchase agreements with customers	9,158	4,526	2,374
Proceeds from issuance of subordinated debentures	28,867	-	-
Proceeds on exercise of stock options	1,580	1,789	41
Dividends paid	(3,663)	(2,369)	(1,739)
Net cash provided by financing activities	273,234	146,052	33,724
Net increase (decrease) in cash and cash equivalents	3,651	(6,150)	10,592
Cash and cash equivalents - beginning of year	25,182	31,332	20,740
Cash and cash equivalents - end of year	$ 28,833	$ 25,182	$ 31,332

See accompanying notes to the consolidated financial statements

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary—Bank of the Ozarks, and three business trusts—Ozark Capital Trust ("Ozark"), Ozark Capital Statutory Trust II ("Ozark II"), and Ozark Capital Statutory Trust III ("Ozark III") (collectively, the "Trusts"). The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has banking offices located in northern, western, and central Arkansas and loan production offices in Charlotte, North Carolina, Frisco, Texas and Dallas, Texas.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned bank subsidiary. Significant intercompany transactions and amounts have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with banks.

Investment securities - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held to maturity or trading and marketable equity securities not classified as trading are classified as available for sale. Available-for-sale securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and other comprehensive income (loss).

The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are recognized on the specific identification method at the time of sale.

Loans and Leases - Loans and leases receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans and leases is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

Allowance for loan and lease losses - The allowance for loan and lease losses is established through a provision for such losses charged against income. Loans or leases deemed to be uncollectible are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

The allowance is maintained at a level that management believes will be adequate to absorb losses on existing loans and leases that may become uncollectible, based on evaluations of the collectibility of loans and leases and prior loan and lease loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan and lease portfolio, overall portfolio quality, review of specific problem loans and leases, historical loan and lease loss experience and current economic and business conditions that may affect the borrowers' or lessees' ability to pay or the value of the collateral securing the loans or leases. The Company's policy generally is to place a loan or lease on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans or leases are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans and leases contractually past due 90 days if such loans or leases are both well secured and in the process of collection.

The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The aggregate amount of impairment of loans and leases is utilized in evaluating the adequacy of the allowance for loan and lease losses and amount of provisions thereto. Losses on impaired loans and leases are charged against the allowance for loan and lease losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans and leases is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Estimated book depreciation lives for the major classes of assets are 20 to 50 years for buildings, improvements and leaseholds, and 3 to 15 years for furniture, fixtures and equipment. Accelerated depreciation methods are used for income tax purposes.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value less estimated cost to sell at the date of foreclosure establishing a new cost basis.

Valuations are periodically performed by management and the real estate is carried at the lower of book value or fair value less estimated cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included in operating expenses.

Income taxes - The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its bank subsidiary file consolidated tax returns. Its subsidiary provides for income taxes on a separate return basis, and remits to the Company amounts determined to be currently payable.

Trust department income - Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

Intangible assets - Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Prior to 2002, goodwill was being amortized over periods ranging from 10 to 40 years. In 2002 amortization of goodwill was discontinued in compliance with Statement of Financial Accounting Standards ("SFAS") No. 142. Core deposit intangibles represent premiums paid for deposits acquired and are being amortized over 8 to 10 years. The Company had goodwill of $4.9 million and $1.8 million, respectively, at December 31, 2003 and 2002. Core deposit intangibles totaled $2.3 million and $1.5 million less accumulated amortization of $862,000 and $656,000 at December 31, 2003 and 2002, respectively. The Company performed its annual impairment test of goodwill as of October 1, 2003 as required by SFAS No. 142. This test indicated no impairment of the Company's goodwill.

Earnings per share - Basic earnings per share has been calculated based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

On June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on June 3, 2002. Effective December 10, 2003 the Company had a 2-for-1 stock split, also in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on November 26, 2003. All share and per share information contained in the consolidated financial statements and notes thereto has been adjusted to give effect to both of these stock splits.

Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Stock-based compensation - The Company has a stock-based employee compensation plan, which is described more fully in Note 12. The Company applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations for all stock options granted prior to January 1, 2003 under this plan. Accordingly, no stock-based compensation cost is reflected in net income for stock option grants prior to that date, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value method of recording stock-based compensation for all stock option grants after December 31, 2002 and uses the prospective transition method provided by SFAS No. 148. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, to all of its stock-based employee compensation is provided in Note 12.

Segment Disclosures - SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment—community banking—SFAS 131 does not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

Recent Accounting Pronouncements - In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." During 2003, the FASB made revisions to FIN 46 that deferred the implementation date for adoption and clarified certain provisions, including the accounting for trust preferred securities under the provisions of FIN 46. Effective December 31, 2003, the Company adopted the provisions of FIN 46, resulting in the deconsolidation of the Trusts that have issued the trust preferred securities and restatement of prior period financial statements for this deconsolidation. Accordingly, the Company is now reporting its ownership interests in these Trusts as other assets and the subordinated debentures are now reported as a liability in the Company's consolidated balance sheets. Additionally, the distributions on the trust preferred securities are now reported as interest expense in the accompanying consolidated statements of income.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for how entities classify and measure certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150, which are effective at the beginning of the first interim period beginning after June 15, 2003, would have required the Company to reclassify the "Guaranteed preferred beneficial interest in the Company's subordinated debentures" as a liability in the Company consolidated balance sheet and the distributions on these trust preferred securities as interest expense in the Company's consolidated statements of income beginning July 1, 2003. In November, the FASB indefinitely deferred the provisions of SFAS No. 150 with respect to its application of the accounting for these trust preferred securities.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. The Company adopted the fair value method of recording stock-based compensation on January 1, 2003 and uses the prospective transition method for all stock options granted after December 31, 2002. The Company recognized $141,000 of pretax non-interest expense during the year ended December 31, 2003 as a result of applying the provisions of SFAS No. 148 using the prospective transition method to its 2003 stock option grants.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." The provisions of SFAS No. 147 remove acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation No. 9 by requiring that such transactions be accounted for in accordance with the provisions of SFAS No 141 and SFAS No. 142. The provisions of SFAS No. 147 were adopted by the Company effective October 1, 2002 and had no impact on the Company's financial position, results of operation or its cash flows.

In November 2003, the Emerging Issues Task Force reached a consensus on Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application on Certain Investments" requiring certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available for sale or held to maturity. For those instruments with unrealized losses that have not been recognized as other-than-temporary impairments, EITF 03-1 requires disclosures of the aggregate amount of unrealized losses and the aggregate fair value of investments with unrealized losses, segregated by these investments that have been in a continuous unrealized loss position for less than 12 months and for 12 months or longer. EITF 03-1 also requires qualitative disclosures of the information used in reaching the conclusion that the impairments are not other-than-temporary. The disclosures required by EITF 03-1 are effective for fiscal years ended on or after December 15, 2003.

On December 11, 2003, the Securities and Exchange Commission staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. This guidance, if issued, would require the Company to recognize a liability on its balance sheet equal to the fair value of the commitment at the time the loan commitment is issued. The Company is currently assessing the impact of this pending guidance on its results of operations and financial position.

Reclassifications - Certain reclassifications of 2001 and 2002 amounts have been made to conform with the 2003 financial statements presentation.

2. Acquisitions

On June 13, 2003, the Company purchased RVB Bancshares, Inc. ("RVB") and its River Valley Bank subsidiary in Russellville, Arkansas. The Company acquired approximately $41 million in loans and approximately $50 million in deposits in this transaction. The purchase price for the RVB acquisition was $7.8 million and consisted of cash of $1.1 million and 369,520 split adjusted shares of the Company's common stock valued at $6.7 million. This acquisition resulted in the recording of $3.1 million of goodwill and $784,000 of core deposit intangibles.

In December 2003, the Company invested $4.6 million to acquire 21.9 units of interest (36.5% ownership interest) in the Central Arkansas Regional Industrial Development Company 7, LLC ("CARIDC 7") and 17.0

units of interest (47.3% ownership interest) in the Central Arkansas Regional Industrial Development Company 8, LLC ("CARIDC 8") (collectively, the "LLC's").

The LLC's are Community Reinvestment Act limited liability companies investing in revenue bonds that have been issued for the rehabilitation of low-income housing projects for which low-income housing tax credits have been awarded. These investments generated income tax benefits which reduced 2003 combined federal and state income taxes by approximately $556,000. The Company also incurred an impairment charge of $320,000 associated with these investments. Because of limitations in the annual utilization of these credits, approximately half of the state tax benefits, net of federal effect, were used in 2003. The remaining benefits are available, subject to certain limitations, through 2006.

3. Investment Securities

The following is a summary of the amortized cost and estimated market values of investment securities:

	December 31, 2003			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
		(Dollars in thousands)		
Securities - available for sale:				
Mortgage-backed securities	$259,862	$1,358	$(2,660)	$258,560
State and political subdivisions	89,707	1,120	(483)	90,344
Other securities	14,915	513	(12)	15,416
Total securities - available for sale	$364,484	$2,991	$(3,155)	$364,320

	December 31, 2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
		(Dollars in thousands)		
Securities - available for sale:				
Securities of United States government and agencies	$ 41,309	$ 190	$ -	$ 41,499
Mortgage-backed securities	155,325	1,385	-	156,710
State and political subdivisions	19,322	243	(47)	19,518
Other securities	5,239	-	(1)	5,238
Total securities - available for sale	$221,195	$1,818	$ (48)	$222,965
Securities - held to maturity:				
State and political subdivisions	$ 1,974	$ 25	$ -	$ 1,999
Other securities	7,229	83	-	7,312
Total securities - held to maturity	$ 9,203	$ 108	$ -	$ 9,311

The following shows investment securities gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(Dollars in thousands)			
Mortgage-backed securities	$137,545	$(2,660)	$29	$ -	$137,574	$(2,660)
State and political subdivisions	27,437	(483)	-	-	27,437	(483)
Other securities	125	(12)	-	-	125	(12)
Total temporarily impaired securities	$165,107	$(3,155)	$29	$ -	$165,136	$(3,155)

At December 31, 2003, 19 of the Company's mortgage-backed securities, 99 of its state and political subdivision securities and one of its other securities had fair values that were less than their carrying values. However, all of these investment securities except for one of the mortgage-backed securities has been in a continuous unrealized loss position for less than 12 months. In evaluating the Company's unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2003, management determined that substantially all of its unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management has determined that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until fair value recovers above cost.

A maturity distribution of available-for-sale investment securities reported at amortized cost and estimated market value as of December 31, 2003 is as follows:

	Available-for-Sale	
	Amortized Cost	Estimated Market Value
	(Dollars in thousands)	
Due in one year or less	$ 97,943	$ 97,968
Due after one year to five years	164,572	163,378
Due after five years to ten years	12,705	12,865
Due after ten years	89,264	90,109
Totals	$364,484	$364,320

For purposes of this maturity distribution all securities are shown based on their contractual maturity date, except equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company's available-for-sale investment securities are summarized as follows:

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Fair value of securities on date of sale	$2,200	$9,500	$35,200
Gross realized gains	$ 48	$ 6	$ 273
Gross realized losses	-	(223)	(83)
Net gain (loss) on sales	$ 48	$ (217)	$ 190

During 2003 the Company determined that certain of its investment securities held to maturity no longer met the Company's investment objectives. As a result the Company sold certain of the held-to-maturity investment securities and transferred the remainder of its investment securities from held to maturity to available for sale. Investment securities held to maturity with amortized cost of $2.9 million were sold for total proceeds of $3.0 million, resulting in a gain on the sale of $96,000. The remaining portion of the Company's held-to-maturity investment securities with amortized cost of $8.5 million was transferred to available for sale. The unrealized gain on these held-to-maturity investment securities was approximately $570,000 at the date of transfer.

No trading account securities were held at December 31, 2003. The Company maintained a trading account of up to $200,000 during part of 2001. The Company had no trading securities during 2003 or 2002. The gross realized gains on trading securities in 2001 totaled $3,000 and gross realized losses totaled $40,000.

Assets, principally investment securities, having a carrying value of approximately $323.2 million and $201.0 million at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

4. Loans and Leases

The following is a summary of the loan and lease portfolio by principal categories:

	December 31,	
	2003	2002
	(Dollars in thousands)	
Real Estate:		
Residential 1-4 family	$218,851	$183,687
Non-farm/non-residential	285,451	212,481
Agricultural	61,500	57,525
Construction/land development	117,835	65,474
Multifamily residential	23,657	28,555
Consumer	64,831	54,097
Commercial and industrial	111,978	95,951
Agricultural (non-real estate)	15,266	15,388
Other (including leases)	9,778	4,737
Total loans and leases	$909,147	$717,895

These categories are presented net of unearned income, unearned purchase discounts and deferred costs totaling $780,000 and $652,000 at December 31, 2003 and 2002, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $4.2 million and $2.2 million at December 31, 2003 and 2002, respectively. Interest income recorded during 2003, 2002 and 2001 for non-accrual loans and leases at December 31, 2003, 2002 and 2001 was $199,000, $79,000 and $117,000, respectively. Under the original terms, these loans and leases would have reported approximately $325,000, $211,000 and $175,000 of interest income during 2003, 2002 and 2001, respectively.

Mortgage loans held for resale of $7.7 million and $13.8 million at December 31, 2003 and 2002, respectively, are included in residential 1-4 family loans. The carrying value of these loans approximates their fair value.

5. Allowance for Loan and Lease Losses

The following is a summary of activity within the allowance for loan and lease losses:

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Balance - beginning of year	$10,936	$ 8,712	$6,606
Loans and leases charged-off	(1,875)	(1,673)	(1,420)
Recoveries on loans and leases previously charged-off	234	237	125
Net charge-offs	(1,641)	(1,436)	(1,295)
Provision charged to operating expense	3,865	3,660	3,401
Allowance added in bank acquisition	660	-	-
Balance - end of year	$13,820	$10,936	$8,712

Impairment of loans and leases having carrying values of $4.2 million and $2.2 million (all of which were on a non-accrual basis) at December 31, 2003 and 2002, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The total allowance for credit losses related to these loans and leases was $672,000 and $388,000 at December 31, 2003 and 2002, respectively. The average carrying value of impaired loans and leases was $3.3 million, $2.2 million and $1.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Real estate securing loans having a carrying value of $1.8 million and $1.2 million were transferred to foreclosed assets held for sale in 2003 and 2002, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets or placed on nonaccrual.

6. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,	
	2003	2002
	(Dollars in thousands)	
Land	$18,184	$12,111
Construction in process	773	478
Buildings and improvements	28,793	23,877
Leasehold improvements	2,574	2,479
Equipment	10,878	9,290
	61,202	48,235
Accumulated depreciation	(10,951)	(9,185)
Premises and equipment, net	$50,251	$39,050

The Company capitalized $93,000, $47,000 and $53,000 of interest on construction projects during the years ended December 31, 2003, 2002 and 2001, respectively. Included in occupancy expense is rent of approximately $420,000, $253,000 and $162,000 incurred under noncancelable operating leases in 2003, 2002 and 2001, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2003 are $447,000 in 2004, $393,000 in 2005, $307,000 in 2006, $274,000 in 2007, $254,000 in 2008 and $2,841,000 thereafter.

7. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $361.8 million and $216.0 million at December 31, 2003 and 2002, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,	
	2003	2002
	(Dollars in thousands)	
Up to one year	$519,788	$362,098
One year to two years	32,430	26,050
Two years to three years	5,364	1,751
Three years to four years	993	780
Four years to five years	299	787
Thereafter	161	232
Total time deposits	$559,035	$391,698

8. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank borrowings, non-customer repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

	2003	2002
	(Dollars in thousands)	
Average annual balance	$49,058	$15,132
December 31 balance	76,980	38,150
Maximum month-end balance during year	76,980	41,138
Interest rate:		
Weighted average - year	1.14%	1.74%
Weighted average - December 31	0.98	1.23

The following is a summary of long-term borrowings:

	December 31,	
	2003	2002
	(Dollars in thousands)	
FHLB advances with original maturities exceeding one year. Interest rates range from 2.14% to 6.43% at December 31, 2003. At December 31, 2003, the Company's bank subsidiary had remaining $71 million of unused blanket FHLB borrowing availability. The FHLB maintains as collateral a blanket lien on a portion of the Company's real estate loans.	$68,561	$91,186
Other	-	30
Total long-term borrowings	$68,561	$91,216

Maturities of long-term borrowings at December 31, 2003 are as follows: $7.4 million in 2004, $520,000 in 2005, $197,000 in 2006, $197,000 in 2007, $198,000 in 2008 and $60.0 million in 2010. FHLB advances of $60.0 million maturing in 2010 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

9. Subordinated Debentures

On June 18, 1999 Ozark sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities ("9% Securities"). The proceeds were used to purchase an equal principal amount of 9% subordinated debentures ("9% Debentures") of Bank of the Ozarks, Inc. On September 25, 2003 Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003 Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, "Adjustable Rate Securities"). These Adjustable Rate Securities bear interest at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II, adjustable quarterly, and on a combined basis have a weighted average rate of 4.08% at December 31, 2003. The aggregate proceeds of $28 million from the Adjustable Rate Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of Bank of the Ozarks, Inc., that adjust quarterly to 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II ("Adjustable Rate Debentures"). At December 31, 2003 the Trusts had an aggregate of $45.3 million of trust preferred securities outstanding, and the Company had an equal amount of subordinated debentures outstanding that were held by the Trusts. Bank of the Ozarks, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 9% Securities and the Adjustable Rate Securities. The sole asset of Ozark is the 9% Debentures, and the sole assets of Ozark II and Ozark III are the Adjustable Rate Debentures. Both the 9% Securities and the 9% Debentures will mature on June 18, 2029, while both the Adjustable Rate Securities and the Adjustable Rate Debentures mature in September 2033 (the thirtieth anniversary date of issuance). However, all of these trust preferred securities and the associated subordinated debentures may be prepaid, subject to regulatory approval, prior to maturity at any time on or after the fifth anniversary date of issuance (June 18, 2004 for the 9% Securities and 9% Debentures, and September 25 and 29, 2008 for the two issues of Adjustable Rate Securities and Adjustable Rate Debentures), or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

10. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,		
	2003	2002	2001
		(Dollars in thousands)	
Current:			
Federal	$ 8,773	$7,956	$4,520
State	984	1,425	130
Total current	9,757	9,381	4,650
Deferred:			
Federal	257	(694)	(515)
State	87	(142)	(54)
Total deferred	344	(836)	(569)
Provision for income taxes	$10,101	$8,545	$4,081

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,		
	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.3	3.6	0.9
Effect of non-taxable interest income	(2.3)	(1.1)	(3.6)
Refund of prior years state income tax	-	-	(0.7)
Effect of graduated rate differential	-	-	(0.9)
Other	(1.7)	(0.3)	0.6
Effective income tax rate	33.3%	37.2%	31.3%

In December 2003, as previously discussed, the Company's investments in CARIDC 7 and CARIDC 8 resulted in its attainment of $1.5 million of Arkansas state income tax credits of which approximately $710,000 were utilized during the year ended December 31, 2003. The remaining tax credits of approximately $820,000 are available to offset future state taxable income, subject to certain limitations through December 31, 2006.

Income tax benefits from the exercise of stock options in the amount of $1.8 million, $900,000 and $5,000, respectively, in 2003, 2002 and 2001 were recorded as an increase to additional paid-in capital.

In 2001 the Company recorded a tax refund of a state income tax assessment the Company had paid and expensed in 1997. This settlement resulted in a refund of $147,000 of tax and $123,000 of interest in 2001. These amounts were recorded as a credit to tax expense and other income, respectively, in 2001.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan and lease losses	$5,421	$4,187
Valuation of foreclosed assets	8	30
Stock-based compensation under the fair value method	55	-
Unrealized depreciation on securities available for sale	64	-
Gross deferred tax assets	5,548	4,217
Deferred tax liabilities:		
Accelerated depreciation on premises and equipment	2,816	1,909
Equipment financing leases	503	-
FHLB stock dividends	486	422
Unrealized appreciation on securities available for sale	-	709
Other	78	(25)
Gross deferred tax liabilities	3,883	3,015
Net deferred tax assets included in other assets	$1,665	$1,202

11. Employee Benefit Plans

The Company maintains a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2003, 2002 and 2001 of $303,000, $206,000 and $157,000, respectively.

12. Stock Options

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 1,540,000 split adjusted shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

The following table summarizes stock option activity for the years indicated.

	Year ended December 31, 2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding - beginning of year	1,024,000	$ 4.88	1,316,600	$ 4.34	1,231,100	$4.27
Granted	98,200	21.03	100,600	11.41	153,800	4.89
Exercised	(357,200)	4.44	(377,600)	4.74	(10,000)	4.06
Canceled	(10,400)	11.03	(15,600)	4.31	(58,300)	4.58
Outstanding - end of year	754,600	$ 7.11	1,024,000	$ 4.88	1,316,600	$4.34
Exercisable at end of year	497,200	$ 4.41	466,038	$ 5.06	518,000	$4.93

Exercise prices for options outstanding as of December 31, 2003 ranged from $2.96 to $22.07. The weighted-average fair value of options granted during 2003, 2002 and 2001 was $6.93, $3.28 and $1.37, respectively. The weighted-average remaining contractual life of the options issued in 2003 is 6.7 years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk-free interest rate	3.09%	3.60%	4.13%
Dividend yield	1.14	1.55	2.38
Expected stock volatility	36.41	34.12	33.13
Weighted average expected life	5 years	5 years	5 years

For purposes of pro forma disclosures as required by SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized over the options' vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands, except per share data)		
Net income, as reported	$20,201	$14,406	$8,959
Add: Total stock-based compensation expense, net of related tax effects included in reported net income	86	-	-
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(213)	(236)	(285)
Pro forma net income	$20,074	$14,170	$8,674
Earnings per share:			
Basic - as reported	$ 1.27	$ 0.94	$ 0.59
Basic - pro forma	1.26	0.93	0.57
Diluted - as reported	$ 1.24	$ 0.92	$ 0.59
Diluted - pro forma	1.23	0.90	0.57

The following table is a summary of currently outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0 - 5.00	413,600	4.4	$ 3.41	413,600	$ 3.41
5.00-10.00	180,400	4.9	6.15	67,600	7.83
Over 10.00	160,600	6.6	17.70	16,000	15.74
	754,600			497,200	

13. Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company had outstanding commitments to extend credit of approximately $165.5 million and $100.6 million at December 31, 2003 and 2002, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2003 and 2002 is $3.9 million and $3.1 million, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2003 was $1.6 million.

The Company grants agribusiness, commercial, residential and consumer installment loans and leases to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan and lease portfolio.

14. Related Party Transactions

The Company has entered into transactions with certain of its executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2003 and 2002 was $22.5 million and $18.6 million, respectively. New loans and advances on prior commitments made to such related parties were $4.5 million, $11.1 million and $14.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Repayments of loans made by such related parties were $2.1 million, $7.1 million and $7.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2003, 2002 and 2001 the Company incurred costs in connection with construction of ten banking buildings or facilities. The majority owner of the contractor on three of these construction projects and certain renovation type contracts is a member of the Company's Board of Directors. Total payments to the contractor for these projects during the years ended December 31, 2003, 2002 and 2001 were approximately $87,000, $362,000 and $545,000, respectively.

15. Regulatory Matters

Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity and, subject to certain limitations, the trust preferred securities issued by the Trusts. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk-weighted assets.

The Company's regulatory capital positions were as follows:

	December 31, 2003		December 31, 2002	
	Computed Capital	Computed Percent	Computed Capital	Computed Percent
	(Dollars in thousands)			
Bank of the Ozarks, Inc. (consolidated):				
Total risk-based capital	$150,071	14.89%	$95,891	12.68%
Tier 1 risk-based capital	125,073	12.41	86,422	11.43
Leverage ratio	-	9.33	-	8.64
Bank of the Ozarks:				
Total risk-based capital	$120,343	12.00%	$94,166	12.46%
Tier 1 risk-based capital	107,791	10.75	84,699	11.21
Leverage ratio	-	8.06	-	8.47

As of December 31, 2003 and 2002, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

At December 31, 2003, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 2003, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2003, $24.5 million was available for payment of dividends by the bank without the approval of regulatory authorities.

Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 2003, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans is limited to 10% of the bank's total risk-based capital or approximately $12.0 million.

The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2003 and 2002, these required balances aggregated $5.8 million and $2.4 million, respectively.

16. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

Loans and leases - The fair value of loans and leases is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

Bank owned life insurance - The carrying amount is its cash surrender value, which approximates its fair value.

Deposit liabilities - The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

Accrued interest and other liabilities - The carrying amounts of accrued interest receivable and payable and other liabilities approximate their fair values.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similiar agreements, taking into account the remaining terms of the agreements. The fair values of these off-balance-sheet instruments were not significant at December 31, 2003 and 2002.

The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate. The following table presents the estimated fair values of the Company's financial instruments.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and cash equivalents	$ 28,833	$ 28,833	$ 25,182	$ 25,182
Available-for-sale securities	364,320	364,320	222,965	222,965
Held-to-maturity securities	-	-	9,203	9,311
Loans and leases, net of allowance for loan and lease losses	895,327	897,457	706,959	711,687
Accrued interest receivable	7,029	7,029	6,029	6,029
Bank owned life insurance	21,369	21,369	20,236	20,236
Financial liabilities:				
Demand, NOW and savings account deposits	$503,029	$503,029	$398,475	$398,475
Time deposits	559,035	558,163	391,698	392,960
Repurchase agreements with customers	29,898	29,898	20,739	20,739
Other borrowings	145,541	152,759	129,366	136,425
Subordinated debentures	46,651	46,646	17,783	17,783
Accrued interest and other liabilities	3,889	3,889	5,407	5,407

17. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Cash paid during the period for:			
Interest	$19,927	$19,828	$31,096
Income taxes	10,213	8,002	4,205
Supplemental schedule of non-cash investing and financing activities:			
Transfer of loans to foreclosed assets held for sale	1,804	1,222	1,336
Loans advanced for sales of foreclosed assets	495	1,395	1,215
Net change in unrealized gain/loss on available-for-sale investment securities	(1,934)	2,578	1,623

18. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Telephone and data lines	$ 948	$ 742	$ 728
Operating supplies	1,045	713	543
Advertising and public relations	1,016	877	583
Other	6,151	4,693	3,527
Total other operating expenses	$9,160	$7,025	$5,381

19. Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per share ("EPS"). All share and per share data reflect the effect of the Company's 2-for-1 stock splits on June 17, 2002 and December 10, 2003.

	Year Ended December 31,		
	2003	2002	2001
	(In thousands, except per share amounts)		
Numerator:			
Net income	$20,201	$14,406	$8,959
Denominator:			
Denominator for basic EPS weighted average shares	15,940	15,293	15,124
Effect of dilutive securities:			
Stock options	347	396	138
Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	16,287	15,689	15,262
Basic EPS	$ 1.27	$ 0.94	$ 0.59
Diluted EPS	$ 1.24	$ 0.92	$ 0.59

Options to purchase 79,800 shares of common stock at a price of $22.07 per share were outstanding during 2003 and options to purchase 68,000 and 202,000 shares of common stock at prices ranging from $5.47 to $12.78 were outstanding in 2002 and 2001 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

20. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,	
	2003	2002
	(Dollars in thousands)	
Assets		
Cash	$ 26,174	$ 1,747
Investment in subsidiaries	114,381	87,885
Premises and equipment, net	-	-
Excess cost over fair value of net assets acquired, at amortized cost	1,092	1,092
Debt issuance cost, net	868	903
Investment in LLC's	2,298	-
Other	66	12
Total assets	$144,879	$91,639
Liabilities and Stockholders' Equity		
Accounts payable and other current liabilities	$ 66	$ 38
Accrued interest payable	159	-
Tax settlement (receivable) payable	(483)	900
Subordinated debentures	46,651	17,783
Total liabilities	46,393	18,721
Stockholders' equity		
Common stock	162	78
Additional paid-in capital	27,131	17,010
Retained earnings	71,293	54,755
Accumulated other comprehensive (loss) income	(100)	1,075
Total stockholders' equity	98,486	72,918
Total liabilities and stockholders' equity	$144,879	$91,639

Condensed Statements of Income

	Year Ended December 31,		
	2003	2002	2001
		(Dollars in thousands)	
Income:			
Dividends from subsidiaries	$ 2,857	$ 848	$3,048
Other	-	-	88
Total income	2,857	848	3,136
Expenses:			
Interest	1,944	1,635	1,635
Other operating expenses	879	615	486
Total expenses	2,823	2,250	2,121
Income (loss) before income tax benefit and equity in undistributed earnings of subsidiary	34	(1,402)	1,015
Income tax benefit	1,154	906	843
Equity in undistributed earnings of subsidiary	19,013	14,902	7,101
Net income	$20,201	$14,406	$8,959

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2003	2002	2001
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$20,201	$14,406	$8,959
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34	37	93
Equity in undistributed earnings of subsidiary	(19,013)	(14,902)	(7,101)
Changes in assets and liabilities:			
Accounts payable and other current liabilities	188	(3)	(3)
Tax settlement payable	(1,383)	900	-
Decrease in taxes payable attributable to stock option exercise gains	1,777	901	-
Other, net	88	171	(158)
Net cash provided by operating activities	1,892	1,510	1,790
Cash flows from investing activities:			
Cash paid for acquisition	(1,079)	-	-
Equity investment in Ozark Capital Trust II and III	(872)	-	-
Investment in LLC's	(2,298)	-	-
Net cash used in investing activities	(4,249)	-	-
Cash flows from financing activities:			
Issue common stock	1,580	1,789	46
Proceeds from issuance of trust preferred securities	28,867	-	-
Dividends paid	(3,663)	(2,369)	(1,739)
Net cash provided by (used in) financing activities	26,784	(580)	(1,693)
Net increase in cash and cash equivalents	24,427	930	97
Cash - beginning of year	1,747	817	720
Cash - end of year	$26,174	$ 1,747	$ 817


BANK of the OZARKS, Inc.
Banking Offices

Alma 479-632-8080
- 611 Hwy. 71 North

Altus 479-468-2191
- 1612 Franklin Street

Bellefonte 870-743-4400
- 3334 Hwy. 65 South

Benton 501-315-2250
- 1700 Military Road

Bryant 501-653-7100
- Bryant Wal-Mart
- 5910 Hwy. 5 North

Cabot 501-628-5080
- 615 West Main
- 3091 South 2nd—*Opening Spring 2004*

Clarksville 479-754-8008
- 1010 West Main
- 1144 Rogers Avenue

Clinton 501-745-7474
- Hwy. 65 South

Conway 501-932-3020
- 551 Harkrider
- 1745 Old Morrilton Hwy.
- Prince & Salem
- 1104 East Oak—*Opening Summer 2004*

Fort Smith 479-478-4300
- 5401 Rogers Avenue
- 2520 Zero Street
- 8501 Phoenix

Harrison 870-391-8400
- 725 Highway 62 & 65 North
- 315 North Walnut

Hot Springs Village 501-922-6400
- Cranford's/East Gate Shopping Ctr.

Jasper 870-446-2265
- 100 East Church Street

Little Rock 501-978-2265
- 7500 Cantrell Road
- 11300 Cantrell West Bldg.
- 14825 Cantrell Rd. & Taylor Loop
- 12615 Chenal Parkway & West Markham
- 109 North Chester Street
- 13415 Otter Creek Parkway
- 11102 Rodney Parham Road
- Rodney Parham & West Markham —*Opening Summer 2004*

Lonoke 501-676-3233
- 303 East Front Street

Marshall 870-448-5228
- U. S. Hwy. 65 & Duvall Street

Maumelle 501-851-9991
- 120 Audubon Drive

Mountain Home 870-424-3304
- 801 South College

Mulberry 479-997-1515
- Hwy. 64 West

North Little Rock 501-978-3500
- 6929 John F. Kennedy Blvd.
- 4846 North Hills Blvd.
- 4420 East McCain Blvd.—*Opening Fall 2004*

Ozark 479-667-2181
- 6th & Commercial
- 2011 West Commercial

Paris 479-963-1100
- 1405 East Walnut

Russellville 479-498-2265
- 405 West Main
- 2305 East Parkway—*Opening Summer 2004*

Van Buren 479-474-8282
- 515 Pointer Trail East
- 1412 Main—opening Spring 2004

Western Grove 870-429-5228
- Highways 123 & 65

Yellville 870-449-2265
- 104 West Old Main Street

Loan Production Offices

Charlotte, North Carolina
- 10800 Sikes Place
  704-841-2779

Frisco, Texas
- 8300 Gaylord Parkway
  214-618-4210

Dallas, Texas
- 8214 Westchester Drive
  214-750-4800



BOARD MEMBERS: *left to right: Henry Mariani, Porter Hillard, Robert East, Kennith Smith, Linda Gleason, George Gleason, Jerry Davis, Mark Ross, R.L. Qualls, Jean Arehart, Steven Arnold.*

BANK of the OZARKS®, Inc.

Board of Directors

Jean Arehart
President - Mortgage Division
Bank of the Ozarks
Little Rock, Arkansas

Steven Arnold
Senior Pastor
St. Mark Baptist Church
Little Rock, Arkansas

Jerry Davis
Chairman, President and Chief Executive Officer
Affiliated Foods Southwest
Little Rock, Arkansas

Robert East
Chairman and Chief Executive Officer
East-Harding, Inc.
Little Rock, Arkansas

George Gleason
Chairman and Chief Executive Officer
Bank of the Ozarks, Inc.
Little Rock, Arkansas

Linda Gleason
Retired Banker
Little Rock, Arkansas

Porter Hillard
Retired
Agri-business Operator
Ozark, Arkansas

Henry Mariani
Owner, Chairman and Chief Executive Officer
NLC Products, Inc.
Little Rock, Arkansas

R.L. Qualls
Retired President and Chief Executive Officer
Baldor Electric Company
Little Rock, Arkansas

Mark Ross
Vice Chairman, President and Chief Operating Officer
Bank of the Ozarks, Inc.
Little Rock, Arkansas

Kennith Smith
Retired
Lumber Company President
Ozark, Arkansas

Executive Officers

George Gleason
Chairman and Chief Executive Officer

Mark Ross
Vice Chairman, President and Chief Operating Officer

Paul Moore
Chief Financial Officer

Jean Arehart
President - Mortgage Division

Fred Campbell
President - Eastern Division

Danny Criner
President - Northern Division

C.E. Dougan
President - Western Division

Scott Hastings
President - Leasing Division

Darrel Russell
President - Central Division

John Stanton
President - River Valley Division

Dan Rolett
Executive Vice President



BANK of the OZARKS®, Inc.

Little Rock, Arkansas
(501) 978-2265, Fax (501) 978-2224
NASDAQ: OZRK
www.bankozarks.com

For additional information or a copy of the Company's Form 10-K filed with the Securities and Exchange Commission contact:

Investor Relations
Bank of the Ozarks, Inc.
P.O. Box 8811, Little Rock, AR 72231-8811

Independent Auditors:

Ernst & Young LLP
Certified Public Accountants
1701 Centerview Dr., Suite 301, Little Rock, AR 72211

Transfer Agent:

Bank of the Ozarks
Trust Division
P.O. Box 8811, Little Rock, AR 72231-8811